Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED JULY 22, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update on the status of our public offering.

B.	To provide an update of distributions authorized by our board of directors.

C.	To provide an update to the section of the Prospectus titled “Selected Financial Data.”

D.	To provide an update to the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation.”

E.	To provide an update to the section of the Prospectus titled “Prospectus Summary—Structure Chart.”

F.	To provide an update to the sections of the Prospectus titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program.”

G.	To provide an update to the section of the Prospectus titled “Questions and Answers About This Offering.”

H.	To provide an update to the section of the Prospectus titled “Risk Factors.”

I.	To provide an update to the section of the Prospectus titled “Investment Strategy, Objectives and Policies.”

J.	To provide an update to the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments.”

K.	To provide an update to the section of the Prospectus titled “Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership.”

L.	To provide an update to the sections of the Prospectus titled “Description of Capital Stock,” “ERISA Considerations” and “Plan of Distribution.”

M.	To include our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

A.	Status of Our Public Offering

A summary of our public offering as of July 6, 2016, is as follows:

(in thousands)	Class A	Class T	Total
Amount of gross proceeds raised:
Primary offering	$932,401	$391,829	$1,324,230
DRIP offering	28,445	4,661	33,106

Total offering	$960,846	$396,490	$1,357,336

Number of shares sold:
Primary offering	92,014	39,861	131,875
DRIP offering	2,898	474	3,372

Total offering	94,912	40,335	135,247

As set forth in the table above, as of July 6, 2016, we had received gross proceeds of approximately $1.324 billion from the sale of shares of common stock in our primary offering. As of July 6, 2016, approximately $642.7 million in shares of our common stock remained available for sale pursuant to this offering in any combination of Class A shares or Class T shares, including approximately $466.9 million in shares available for sale through our distribution reinvestment plan. Based on our current goal to raise approximately $1.825 billion in the primary offering, we estimate that an additional $501.0 million in shares is available for sale in the primary offering in any combination of Class A shares or Class T shares, pursuant to our ability to reallocate shares from the distribution reinvestment plan to the primary offering prior to the conclusion of this offering.

In order to meet our current capital raising goals, on July 6, 2016, we filed a Registration Statement on Form S-11 for a proposed follow-on public offering and, as provided pursuant to Rule 415 promulgated under the Securities Act, we have extended our current public offering until the earlier of: (i) the date on which we meet our capital raising goals; (ii) the effective date of the registration statement for the proposed follow-on public offering; or (iii) January 20, 2017, the date that is 180 days after the third anniversary of the effective date of our current public offering. We do not intend to register new securities pursuant to the proposed follow-on public offering, but rather will carry forward any unsold securities registered pursuant to our current public offering if necessary to meet our capital raising goals. If our board of directors determines to terminate our current public offering earlier than the dates set forth above, we will notify stockholders by filing a supplement to this prospectus with the SEC.

B.	Distributions Authorized by Our Board of Directors

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary—Distributions” section beginning on page 22 of the Prospectus, the “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities…” section beginning on page 41 of the Prospectus and the “Description of Capital Stock—Distributions” section beginning on page 183 of the Prospectus:

For the first and second quarters of 2015, our board of directors authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the respective quarter at a quarterly rate of $0.1250 per share of common stock.

For the third quarter of 2015, our board of directors authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the third quarter of 2015 at a quarterly rate of $0.1250 per Class A share of common stock and $0.1250 per Class T share of common stock less the annual distribution fees that are payable monthly with respect to such Class T shares (calculated on a daily basis). We did not have any Class T shares of common stock outstanding prior to the third quarter of 2015.

For the fourth quarter of 2015 and the first, second and third quarters of 2016, our board of directors authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the respective quarter at a quarterly rate of $0.13515 per Class A share of common stock and $0.13515 per Class T share of common stock less the annual distribution fees that are payable monthly with respect to such Class T shares (calculated on a daily basis). This distribution rate represents an increase of $0.01015 per share with respect to the Class A shares, or 8.1%, compared to our quarterly cash distribution rate of $0.1250 per Class A share for the third quarter of 2015.

We intend to continue to accrue and make cash distributions on a quarterly basis. Quarterly cash distributions for each stockholder will be calculated for each day the stockholder has been a stockholder of record during such quarter. Cash distributions for stockholders participating in our distribution reinvestment plan will be reinvested into shares of the same class as the shares to which the distributions relate. Cash distributions have been and may continue to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings, net proceeds from primary shares sold in this offering, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Advisor or its affiliates, cash resulting from the Advisor or its affiliates paying certain of our expenses and proceeds from the sales of assets. We have not established a cap on the amount of our distributions that may be paid from any of these sources. For the three months ended March 31, 2016, 100% of our total distributions were funded from sources other than cash flows from operating activities, specifically 48.0% were funded with proceeds from financing activities, which consisted of debt financings, and 52.0% were funded with proceeds from the issuance of distribution reinvestment plan shares, or “DRIP shares,” as so elected by certain stockholders. For the year ended December 31, 2015, approximately 10.1% of our total distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 89.9% of our total distributions were funded from sources other than cash flows from operating activities, specifically 37.8% were funded with proceeds from financing activities, which consisted of debt financings, and 52.1% were funded with proceeds from the issuance of DRIP shares, as so elected by certain stockholders.

There can be no assurances that the current cash distribution rate will be maintained. In the near-term, we expect that we may need to continue to utilize cash flows from financing activities, as determined on a GAAP basis, and cash resulting from the expense support received from the Advisor to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Prospectus Summary—Compensation to the Advisor and Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the waiver and expense support agreement among us, the Operating Partnership and the Advisor.

The following table outlines sources used, as determined on a GAAP basis, to pay total distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Source of Distributions
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Financing Activities (2)		Proceeds from Issuance of DRIP Shares (3)		Total Gross Distributions (4)
2016
March 31	$—	—%	$7,410	48.0%	$8,040	52.0%	$15,450

Total	$—	—%	$7,410	48.0%	$8,040	52.0%	$15,450

2015
December 31	$—	—%	$4,899	47.4%	$5,443	52.6%	$10,342
September 30	—	—	3,392	47.7	3,725	52.3	7,117
June 30	2,700	48.2	—	—	2,900	51.8	5,600
March 31	—	—	1,756	49.3	1,806	50.7	3,562

Total	$2,700	10.1%	$10,047	37.8%	$13,874	52.1%	$26,621

(1)	For the quarters ended March 31, 2016, December 31, 2015, September 30, 2015, June 30, 2015, and March 31, 2015, the Advisor provided expense support of $0.3 million, $1.4 million, $0.4 million, $1.0 million and $0.5 million, respectively.
(2)	For the periods presented, all distributions provided by financing activities were funded from debt financings.
(3)	Stockholders may elect to have distributions reinvested in shares of our common stock through our distribution reinvestment plan.
(4)	Gross distributions are total distributions before the deduction of distribution fees.

For the three months ended March 31, 2016 and for the year ended December 31, 2015, our cash flows used in operating activities, as determined on a GAAP basis, were $0.8 million and $7.1 million, respectively, as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in DRIP shares) of $15.5 million and $26.6 million, respectively.

We believe that our aggregate FFO loss of $9.5 million, or $0.37 per share, as compared to the aggregate total distributions (which are paid in cash or reinvested in DRIP shares) declared of $46.5 million, or $1.34 per share, each for the period from inception (August 28, 2012) to March 31, 2016, are not indicative of future performance as we are in the acquisition phase of our life cycle. See Section G of this Supplement for details regarding our FFO.

C.	Update to the section of the Prospectus Titled “Selected Financial Data”

The following information supplements, and should be read in conjunction with, the disclosure contained in the “Selected Financial Data” section beginning on page 168 of the Prospectus:

The following selected consolidated financial data are qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated herein by reference and our Quarterly Report for the quarter ended March 31, 2016, which is included in Section L of this Supplement.

(in thousands, except per share data, building count and number of customers)	For the Quarter Ended March 31, 2016 (1)	For the Year Ended December 31, 2015 (1)
Operating data:
Total revenues	$33,252	$51,134
Total operating expenses	$(42,914)	$(83,006)
Total other expenses	$(4,611)	$(9,048)
Total expenses before expense support from Advisor	$(47,525)	$(92,054)
Expense support from Advisor	$267	$3,370
Net expenses after expense support from Advisor	$(47,258)	$(88,684)
Net loss	$(14,006)	$(37,550)
Net loss attributable to common stockholders	$(14,006)	$(37,550)
Net loss per common share - basic and diluted	$(0.12)	$(0.72)
Weighted-average shares outstanding	114,323	51,801
Distributions:
Gross cash distributions declared (2)	$15,450	$26,621
Cash distributions declared per common share	$0.135	$0.510
Distribution fees (3)	$622	$148
Total stock dividends declared	$—	$—
Stock dividends declared per common share	$—	$—
Company-defined FFO (4):
Reconciliation of net loss to Company-defined FFO:
Net loss	$(14,006)	$(37,550)
Total NAREIT-defined adjustments (5)	$19,063	$30,864
Total Company-defined adjustments (6)	$10,393	$33,307

Company-defined FFO	$15,450	$26,621

Cash flow data:
Net cash used in operating activities	$(785)	$(7,132)
Net cash used in investing activities	$(291,437)	$(1,076,656)
Net cash provided by financing activities	$293,589	$1,083,098

	As of
	March 31, 2016 (1)	December 31, 2015 (1)
Balance sheet data:
Net investment in real estate properties	$1,720,760	$1,374,195
Cash and cash equivalents	$8,796	$7,429
Total assets	$1,790,597	$1,503,255
Debt, net	$730,269	$609,033
Total liabilities	$790,040	$655,849
Total stockholders’ equity	$1,000,556	$847,405
Total gross equity raised (during the period)	$198,339	$806,170
Shares outstanding	122,898	102,985
Portfolio data (7):
Total buildings	188	152
Total rentable square feet	26,289	20,558
Total number of customers	377	310

(1)	The SEC declared our registration statement for the Offering effective in July 2013. We broke escrow in September 2013 and commenced real estate operations in January 2014 in connection with the acquisition of our first property. We are in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through the Offering. Accordingly, our year-over-year financial data is not directly comparable.
(2)	Gross distributions are total distributions before the deduction of distribution fees.
(3)	Distribution fees are paid monthly to the Dealer Manager with respect to Class T shares only. See the “Management Compensation” section of the Prospectus.
(4)	See below for the definition of Company-defined FFO, as well as a detailed reconciliation of our net loss to Company-defined FFO.
(5)	Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization.
(6)	Included in our Company-defined adjustments are acquisition and organization costs.
(7)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Assumes 100% ownership of our unconsolidated properties.

How We Measure Our Performance

We believe that FFO, Company-defined FFO, and MFFO, in addition to net loss and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor pursuant to the Expense Support Agreement are included in determining our net loss, which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received expense support from the Advisor, our FFO, Company-defined FFO and MFFO would have been lower. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts, or “NAREIT,” FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization and gains or losses on sales of assets. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on sales of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on comparative basis We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and gains or losses on sales of assets, and also excludes acquisition-related costs (including acquisition fees paid to the Advisor) and organization costs, each of which are characterized as expenses in determining net loss under GAAP. Organization costs are excluded as they are paid in cash and relate to costs paid in conjunction with the organization of the Company. The purchase of operating properties is a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment or reimbursement of these acquisition-related costs, then such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. As such, Company-defined FFO may not be a complete indicator of our operating performance, especially during periods in which properties are being acquired, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.

MFFO. As defined by the Investment Program Association, or “IPA,” MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization, but includes organization costs. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.

We are currently in the acquisition phase of our life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. In addition, management does not include organization costs as those costs are also not expected to be incurred now that we have commenced operations. We use Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. We believe Company-defined FFO and MFFO facilitate a comparison to other REITs that are not engaged in significant acquisition activity and have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of net loss to FFO, Company-defined FFO and MFFO:

(in thousands, except per share data)	For the Quarter Ended March 31, 2016	For the Year Ended December 31, 2015	For the Period From Inception (August 28, 2012) to March 31, 2016
GAAP net loss applicable to common stockholders	$(14,006)	$(37,550)	$(63,481)

GAAP net loss per common share	$(0.12)	$(0.72)	$(2.48)

Reconciliation of GAAP net loss to NAREIT FFO:
GAAP net loss applicable to common stockholders	$(14,006)	$(37,550)	$(63,481)
Add NAREIT-defined adjustments:
Real estate-related depreciation and amortization	18,299	28,225	50,544
Our share of real estate-related depreciation and amortization of unconsolidated joint venture	700	2,639	3,339
Net loss on sell down of joint venture ownership interests	64	—	64

NAREIT FFO applicable to common stockholders	$5,057	$(6,686)	$(9,534)

NAREIT FFO per common share	$0.04	$(0.13)	$(0.37)

Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO applicable to common stockholders	$5,057	$(6,686)	$(9,534)
Add Company-defined adjustments:
Acquisition costs	10,281	31,822	54,249
Our share of acquisition costs of unconsolidated joint venture	112	1,485	1,597
Organization costs	—	—	93

Company-defined FFO applicable to common stockholders	$15,450	$26,621	$46,405

Company-defined FFO per common share	$0.14	$0.51	$1.81

Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO applicable to common stockholders	$15,450	$26,621	$46,405
Deduct MFFO adjustments:
Straight-line rent and amortization of above/below market leases	(2,335)	(5,266)	(8,320)
Our share of straight-line rent and amortization of above/below market leases of unconsolidated joint venture	(129)	(503)	(632)
Organization costs	—	—	(93)

MFFO applicable to common stockholders	$12,986	$20,852	$37,360

MFFO per common share	$0.11	$0.40	$1.46

Weighted-average shares outstanding	114,323	51,801	25,568

See Section B of this Supplement for details regarding our aggregated FFO loss since inception as compared to aggregate total distributions declared since inception.

D.	Update to the Section of the Prospectus Titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation”

1. The following data supplements, and should be read in conjunction with, the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” beginning on pages 6 and 141, respectively, of the Prospectus:

The table and the accompanying disclosure below provide information regarding fees paid to the Dealer Manager, the Advisor, and their affiliates in connection with our operations and this offering. The table includes amounts incurred for the three months ended March 31, 2016 and 2015, as well as amounts receivable (payable) as of March 31, 2016 and December 31, 2015.

	Incurred
	For the Three Months Ended March 31,		Receivable (Payable) as of
			March 31, 2016	December 31, 2015
(in thousands)	2016	2015
Sales commissions—the Dealer Manager	$6,758	$9,397	$(106)	$(498)
Dealer manager fees—the Dealer Manager	4,171	3,401	(123)	(500)
Offering costs—the Advisor or its affiliates, including the Dealer Manager	2,570	2,741	143	(377)
Distribution fees—the Dealer Manager (1)	622	—	(250)	(110)
Acquisition fees—the Advisor	7,129	1,545	(176)	(941)
Asset management fees—the Advisor (2)	3,395	875	(1,173)	(961)
Asset management fees related to dispositions—the Advisor (3)	1,466	—	—	—
Other expense reimbursements—the Advisor	890	485	(14)	(119)
Development acquisition fees—the Advisor (4)	116	—	(39)	(39)

Total	$27,117	$18,444	$(1,738)	$(3,545)

(1)	Amount payable is included in distributions payable on the condensed consolidated balance sheets contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is included in Section L of this Supplement. As of March 31, 2016, approximately $16.4 million in distribution fees may be paid to the Dealer Manager within the next five years to the extent such fees become contractually payable.
(2)	Includes asset management fees other than asset management fees related to dispositions.
(3)	These fees were incurred in conjunction with the sell down of our ownership interest in the BTC Partnership and were netted against the gain from the sale. Amount is included in net loss on sell down of joint venture ownership interest on the condensed consolidated statements of operations contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is included in Section L of this Supplement.
(4)	Development acquisition fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on the condensed consolidated balance sheets contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is included in Section L of this Supplement.

As set forth in “The Advisor and The Advisory Agreement” section of this Prospectus, in addition to the fees we pay to the Advisor and its affiliates in connection with services they provide to us, the Advisor may, directly or indirectly (including, without limitation, through us or our subsidiaries), receive fees from our joint venture partners and co-owners of our properties for services provided to them with respect to their proportionate interests. For the three months ended March 31, 2016 and for the year ended December 31, 2015, the BTC Partnership incurred approximately $0.4 and $2.2 million, respectively, in acquisition and asset management fees which were paid to the Advisor pursuant to the services agreement between the general partner of the BTC Partnership and the Advisor. See “The Advisor and The Advisory Agreement—Services Agreement.”

2. The following data supplements, and should be read in conjunction with, the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” beginning on pages 16 and 151, respectively, of the Prospectus:

The table below provides information regarding expense support payment obligations incurred by the Advisor:

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Asset management fees	$267	$542
Other expense support	—	—

Total expense support from the Advisor (1)	$267	$542

(1)	As of March 31, 2016, approximately $0.3 million of expense support was payable to us by the Advisor.

As of March 31, 2016, the cumulative amount of expense support deferred or paid by the Advisor was approximately $7.4 million, of which approximately $5.4 million is potentially reimbursable to the Advisor.

E.	Update to the section of the Prospectus Titled “Prospectus Summary—Structure Chart”

The following paragraph supersedes and replaces the first paragraph in the subsection titled, “Prospectus Summary—Structure Chart” on page 20 of the Prospectus:

The chart below shows the relationships among various Sponsor affiliated entities and related parties. The Sponsor, which owns the Advisor, is presently directly or indirectly majority owned by Messrs. Blumberg, Mulvihill and Zucker and/or their affiliates and the Sponsor and the Advisor are jointly controlled by Messrs. Blumberg, Mulvihill and Zucker and/or their affiliates. The Dealer Manager, the Property Manager and the Exchange Facilitator are presently each directly or indirectly majority owned, controlled and/or managed by Messrs. Blumberg, Mulvihill and/or Zucker and/or their affiliates. The Sponsor has issued, and may in the future issue, equity or profits interests or derivatives thereof to certain of its employees, affiliated or other unaffiliated individuals, consultants or other parties. However, none of such transactions has or is expected to result in a change in control of the Sponsor.

F.	Update to the Section of the Prospectus Titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program”

The following data supplements the last paragraph and first paragraph, respectively, in the sections titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program” beginning on pages 26 and 189, respectively, of the Prospectus:

For the quarter ended March 31, 2016, we received eligible redemption requests related to approximately 59,192 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $0.6 million, or an average price of $9.63 per share.

G.	Update to the section of the Prospectus titled “Questions and Answers About This Offering”

The following updates and replaces the first paragraph of the answer to the question, “[w]hy do we plan to offer two classes of our common stock and what are the similarities and differences between the classes?” on page 30 of the Prospectus:

A: We have registered shares of our common stock that may be offered in any combination of the two classes of shares of our common stock: Class A shares and Class T shares. We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in our shares and to provide participating broker dealers with more flexibility to facilitate an investment in our shares. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval. The differences between each class relate to the amount and timing of sales commissions and other underwriting compensation payable with respect to each class.

H.	Update to the section of the Prospectus titled “Risk Factors”

1. The following new risk factor is added as the first risk factor in the “—Risks Related to Our General Business Operations and Our Corporate Structure” section on page 44 of the Prospectus:

We have incurred net losses and accumulated deficits on a GAAP basis for the year ended December 31, 2015 and the quarter ended March 31, 2016.

We have incurred net losses on a GAAP basis for the year ended December 31, 2015 and the quarter ended March 31, 2016 of approximately $37.6 million and $14.0 million, respectively. In addition, we had accumulated deficit balances on a GAAP basis as of December 31, 2015 and March 31, 2016 of approximately $81.2 million and $110.0 million, respectively. Our losses and the related accumulated deficit balances can be attributed, in part, to acquisition-related expenses that are incurred while we are in the acquisition phase of our life cycle. We may incur net losses and accumulated deficits in the future. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of a stockholder’s investment could decline substantially. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

2. The following new risk factor supplements the disclosure in the “—Risks Related to Our General Business Operations and Our Corporate Structure” section beginning on page 44 of the Prospectus:

A change in U.S. accounting standards regarding operating leases may make the leasing of our properties less attractive to our potential tenants, which could reduce overall demand for our leasing services.

Under current authoritative accounting guidance for leases, a lease is classified by a customer as a capital lease if the significant risks and rewards of ownership are considered to reside with the customer. Under capital lease accounting, both the leased asset and liability are reflected on its the customer’s balance sheet. If the terms of the lease do not meet the criteria for a capital lease, the lease is considered an operating lease and no leased asset or contractual lease obligation is recorded on the customer’s balance sheet. Accordingly, under the current accounting standards for leases, the entry into an operating lease with respect to real property could appear to enhance a customer’s reported financial condition or results of operations in comparison to the customer’s direct ownership of the property.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the FASB issued ASU 2016-02 on February 25, 2016, which substantially changes the current lease accounting standards, primarily by significantly changing the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the customer’s balance sheet for all lease arrangements. In addition, ASU 2016-02 will impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the new lease accounting standards, customers may seek to negotiate certain terms within new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms, which would generally have less impact on their balance sheets. Also, customers may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, a delay in investing our offering proceeds, or shorter lease terms, all of which may negatively impact our operations and our ability to pay distributions to our stockholders. The new leasing standard is effective on January 1, 2019, with early adoption permitted.

3. The following supersedes and replaces the last risk factor in the “—ERISA Risks” section on page 79 of the Prospectus:

The U.S. Department of Labor (“DOL”) has issued a final regulation revising the definition of “fiduciary” under ERISA and the Code, which may affect the marketing of investments in our shares.

On April 8, 2016, the DOL issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by IRAs and benefit plans. The final regulation and the related exemptions will become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of shares of our common stock before that date. The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.

I.	Update to the Section of the Prospectus Titled “Investment Strategy, Objective and Policies”

The following supersedes and replaces the subsection of the Prospectus titled “Prospectus Summary—Investment Strategy and Objectives—Investment Strategy” and “Investment Strategy, Objectives and Policies— Investment Strategy” beginning on pages 3 and 88, respectively, of the Prospectus:

Investment Strategy

As of July 6, 2016, we owned and managed, either directly or through our 20.0% ownership interest in the BTC Partnership, a real estate portfolio that included properties with an aggregate total purchase price of approximately $2.5 billion, comprised of 218 industrial buildings totaling approximately 34.4 million square feet located in 27 markets throughout the U.S., with 434 customers, and was 92.8% occupied (94.0% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes both occupied square footage and additional square footage with leases in place that have not yet commenced. As of this date:

•	209 industrial buildings totaling approximately 32.6 million square feet comprised our operating portfolio, which includes stabilized properties, and were 96.4% occupied (96.7% leased). Our operating portfolio has an estimated weighted-average aggregate purchase price capitalization rate of approximately 5.4% (5.6% excluding contractual free rent during a portion of the year following acquisition for certain of the properties).

•	Nine industrial buildings totaling approximately 1.8 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion date or achieving 90% occupancy.

As of July 6, 2016, we owned and managed 23 buildings totaling approximately 4.1 million square feet of the total 34.4 million square feet (discussed above) through our 20.0% ownership interest in the BTC Partnership.

Additionally, as of that date, the BTC Partnership had three buildings under construction totaling approximately 1.7 million square feet, and four buildings in the pre-construction phase for an additional 0.9 million square feet.

The weighted-average aggregate purchase price capitalization rate is calculated based on the aggregate projected cash net operating income from in-place leases for the 12 months from the date of the respective acquisition, including any contractual rent increases contained in such leases for those 12 months, divided by the aggregate purchase price, exclusive of transfer taxes, due diligence expenses, and other closing costs including acquisition costs and fees paid to the Advisor and its affiliates.

J.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments”

1. The following subsection supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Real Estate Portfolio Overview as of December 31, 2015” beginning on page 102 of the Prospectus:

Real Estate Portfolio Overview as of March 31, 2016

As of March 31, 2016, we owned and managed, either directly or through our 20.0% ownership interest in the BTC Partnership, a real estate portfolio that included properties with an aggregate total purchase price of approximately $2.0 billion, comprised of 188 industrial buildings totaling approximately 26.3 million square feet located in 23 markets throughout the U.S., with 377 customers, and was 88.9% occupied (93.4% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes both occupied square footage and additional square footage with leases in place that have not yet commenced. As of March 31, 2016:

•	180 industrial buildings totaling approximately 25.0 million square feet comprised our operating portfolio, which includes stabilized properties, and was 92.1% occupied (95.4% leased). Our operating portfolio has an estimated weighted-average aggregate purchase price capitalization rate of approximately 5.5% (5.6% excluding contractual free rent during a portion of the year following acquisition for certain of the properties).

•	Eight industrial buildings totaling approximately 1.3 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

As of March 31, 2016, we owned and managed 22 buildings totaling approximately 3.7 million square feet of the total 26.3 million square feet (discussed above) through our 20.0% ownership interest in the BTC Partnership. Additionally, as of that date, the BTC Partnership had two buildings under construction totaling approximately 0.6 million square feet, and three buildings in the pre-construction phase for an additional 1.6 million square feet.

Unless otherwise indicated, the term “property” as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.

Building Types. Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of March 31, 2016:

		Percent of Rentable
		Square Feet
Building Type	Description	Total (1)	Consolidated (2)
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-customer	63.5%	64.5%
Light industrial	Building size of 75,000 to 150,000 square feet, single or multi-customer	34.2	34.1
Flex industrial	Includes assembly or research and development, primarily multi-tenant	1.3	1.4
Freezer/Cooler	Food distribution, primarily single customer	1.0	—

		100.0%	100.0%

(1)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our 20.0% ownership interest in the BTC Partnership. Assumes 100% ownership of our unconsolidated properties.
(2)	Represents only our consolidated properties.

Portfolio Overview and Market Diversification. As of March 31, 2016, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual customer concessions (cash basis) by total occupied square footage) was approximately $4.72 per square foot. The following table summarizes certain operating metrics of our portfolio by market as of March 31, 2016:

($ and square feet in thousands)	Number of Buildings	Rentable Square Feet		Occupied Rate (2)(4)	Leased Rate (2)(4)	Annualized Base Rent (1)
		Total (2)	Consolidated (3)			Total (2)		Consolidated (3)
Operating Properties:
Atlanta	28	3,415	2,586	83.7%	92.4%	$12,833	11.6%	$9,224	9.4%
Austin	4	352	—	96.4	96.4	2,269	2.1	—	—
Baltimore/D.C.	7	766	664	90.8	90.8	3,470	3.1	2,858	2.9
Central Valley	2	295	295	80.1	80.1	342	0.3	342	0.3
Chicago	11	1,861	1,861	96.9	96.9	9,764	8.9	9,764	9.9
Cincinnati	4	661	661	100.0	100.0	2,337	2.2	2,337	2.4
Dallas	6	2,080	804	74.3	96.5	4,838	4.4	2,799	2.8
Houston	19	2,061	2,061	99.2	99.2	11,206	10.2	11,206	11.4
Indianapolis	3	1,068	1,068	66.1	66.1	2,068	1.9	2,068	2.1
Louisville	1	150	150	100.0	100.0	600	0.5	600	0.6
Memphis	5	1,435	1,435	97.1	97.1	3,792	3.4	3,792	3.9
Nashville	1	557	557	100.0	100.0	1,703	1.5	1,703	1.7
New Jersey	5	932	932	100.0	100.0	5,730	5.2	5,730	5.8
Oklahoma City	1	80	80	100.0	100.0	245	0.2	245	0.2
Pennsylvania	13	1,827	1,640	99.5	99.5	8,355	7.6	7,408	7.5
Phoenix	9	691	691	95.7	95.7	4,448	4.0	4,448	4.5
Portland	14	1,810	1,810	97.2	97.2	7,582	6.9	7,582	7.7
Salt Lake City	1	208	208	100.0	100.0	996	0.9	996	1.2
San Francisco Bay Area	14	2,018	2,018	95.3	98.3	11,506	10.4	11,506	11.7
San Antonio	1	248	248	100.0	100.0	726	0.7	726	0.7
Seattle	16	1,046	936	96.7	96.7	5,951	5.4	5,343	5.4
South Florida	2	111	111	100.0	100.0	766	0.7	766	0.8
Southern California	13	1,324	962	97.4	97.4	7,422	6.7	5,797	5.9

Total Operating	180	24,996	21,778	92.1	95.4	108,949	98.8	97,240	98.8

Development and Value-Add Properties:
Austin	1	90	—	—	—	—	—	—	—
Dallas	2	488	347	—	71.2	—	—	—	—
Houston (5)	1	225	—	35.5	35.5	—	—	—	—
Pennsylvania	1	385	385	45.1	45.1	808	0.8	808	0.9
San Francisco Bay Area	2	77	77	100.0	100.0	385	0.3	385	0.3
Seattle	1	28	—	43.3	43.3	120	0.1	—	—

Total Development and Value-Add	8	1,293	809	26.5	53.3	1,313	1.2	1,193	1.2

Total Portfolio	188	26,289	22,587	88.9%	93.4%	$110,262	100.0%	$98,433	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual customer concessions (cash basis) per the terms of the lease as of March 31, 2016, multiplied by 12.
(2)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our 20.0% ownership interest in the BTC Partnership. Assumes 100% ownership of our unconsolidated properties.

(3)	Represents only our consolidated properties.
(4)	The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.
(5)	The in-place lease includes contractual free rent as of March 31, 2016.

Lease Terms. Our industrial properties are typically subject to leases on a “triple net basis,” in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to 10 years, and often include renewal options.

Lease Expirations. As of March 31, 2016, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 4.8 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of March 31, 2016, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases (1)	Annualized Base Rent (3)				Occupied Square Feet
		Total (1)		Consolidated (2)		Total (1)		Consolidated (2)
2016	51	$7,940	7.1%	$7,757	7.9%	1,656	7.1%	1,637	7.8%
2017	61	9,372	8.5	7,826	8.0	1,822	7.8	1,558	7.5
2018	75	17,925	16.3	16,386	16.6	3,644	15.6	3,330	16.1
2019	55	13,002	11.8	11,866	12.1	2,500	10.7	2,254	10.9
2020	53	12,020	10.9	9,690	9.8	2,523	10.8	2,026	9.8
2021	33	12,625	11.5	11,610	11.8	3,096	13.2	2,784	13.5
2022	24	10,883	9.9	8,547	8.7	2,648	11.3	1,999	9.7
2023	11	6,927	6.3	6,927	7.0	1,549	6.6	1,458	7.0
2024	7	2,300	2.1	2,300	2.3	391	1.7	391	1.9
2025	15	8,784	8.0	7,040	7.2	1,773	7.6	1,478	7.1
Thereafter	13	8,484	7.6	8,484	8.6	1,774	7.6	1,774	8.7

Total occupied	398	$110,262	100.0%	$98,433	100.0%	23,376	100.0%	20,689	100.0%

(1)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our 20.0% ownership interest in the BTC Partnership. Assumes 100% ownership of our unconsolidated properties.
(2)	Represents only our consolidated properties.
(3)	Annualized base rent is calculated as monthly base rent including the impact of any contractual customer concessions (cash basis) per the terms of the lease as of March 31, 2016, multiplied by 12.

Customer Diversification. As of March 31, 2016, there were no customers that individually represented more than 5.0% of total annualized base rent or total occupied square feet. The following table reflects our 10 largest customers, based on annualized base rent, which occupied a combined 4.7 million square feet as of March 31, 2016:

Customer	Percent of Total Annualized Base Rent (1)	Percent of Total Occupied Square Feet (1)
FedEX Corporation	3.7%	2.1%
Victory Packaging	3.2	4.3
Osram Sylvania Inc.	2.0	2.2
American Tire Distributors Inc.	1.9	1.8
Niagara Bottling, LLC	1.7	2.2
Diamond Comic Distributors, Inc.	1.6	2.6
Navistar International Corporation	1.6	1.1
McLane/Suneast, Inc.	1.5	1.1
Goodman Manufacturing Company, L.P.	1.3	1.3
Peerless Industries, Inc.	1.3	1.4

Total	19.8%	20.1%

(1)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our 20.0% ownership interest in the BTC Partnership. Assumes 100% ownership of our unconsolidated properties.

The majority of our customers do not have a corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of March 31, 2016:

($ and square feet in thousands)	Number of Leases (1)	Annualized Base Rent (3)				Occupied Square Feet
		Total (1)		Consolidated (2)		Total (1)		Consolidated (2)
Food & Beverage	32	$12,546	11.4%	$9,603	9.8%	2,461	10.5%	1,941	9.4%
Transportation / Logistics	54	10,629	9.6	10,404	10.6	2,607	11.2	2,470	11.9
Manufacturing	39	9,276	8.4	9,014	9.2	1,737	7.4	1,686	8.1
Specialty Retail	26	8,041	7.3	7,775	7.9	2,019	8.6	1,976	9.6
Packaging	13	7,209	6.5	7,209	7.3	1,743	7.5	1,743	8.4
Auto	19	6,616	6.0	6,550	6.7	1,652	7.1	1,646	8.0
Home Improvement	27	5,795	5.3	4,661	4.7	1,308	5.6	1,071	5.2
Professional Services	25	4,254	3.9	2,945	3.0	840	3.6	569	2.8
Construction / Engineering	31	4,080	3.7	3,761	3.8	760	3.3	702	3.4
Post & Courier Services	2	4,059	3.7	4,059	4.1	488	2.1	488	2.4
Other	130	37,757	34.2	32,452	32.9	7,761	33.1	6,397	30.8

Total	398	$110,262	100.0%	$98,433	100.0%	23,376	100.0%	20,689	100.0%

(1)	Represents our total portfolio, which includes our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our 20.0% ownership interest in the BTC Partnership. Assumes 100% ownership of our unconsolidated properties.
(2)	Represents only our consolidated properties.

(3)	Annualized base rent is calculated as monthly base rent including the impact of any contractual customer concessions (cash basis) per the terms of the lease as of March 31, 2016, multiplied by 12.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loan and mortgage note debt. As of March 31, 2016, we had approximately $730.3 million of consolidated indebtedness with a weighted-average interest rate of 2.35% (2.50% including the effects of interest rate swap agreements that became effective in April 2016 and relate to our $92.4 million variable-rate mortgage note). The weighted-average remaining term of our consolidated debt as of March 31, 2016 was 5.1 years, excluding extension options. The total gross book value of properties encumbered by our consolidated debt as of March 31, 2016 was $310.4 million.

2. The following paragraphs supersede and replace the first two paragraphs in the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Acquisition Activity” beginning on page 105 of the Prospectus:

As of July 6, 2016, we owned and managed, either directly or through our 20.0% ownership interest in the BTC Partnership, a real estate portfolio that included properties with an aggregate total purchase price of approximately $2.5 billion, comprised of 218 industrial buildings totaling approximately 34.4 million square feet located in 27 markets throughout the U.S., with 434 customers, and was 92.8% occupied (94.0% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes both occupied square footage and additional square footage with leases in place that have not yet commenced. As of this date:

•	209 industrial buildings totaling approximately 32.6 million square feet comprised our operating portfolio, which includes stabilized properties, and were 96.4% occupied (96.7% leased). Our operating portfolio has an estimated weighted-average aggregate purchase price capitalization rate of approximately 5.4% (5.6% excluding contractual free rent during a portion of the year following acquisition for certain of the properties).

•	Nine industrial buildings totaling approximately 1.8 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion date or achieving 90% occupancy.

As of July 6, 2016, we owned and managed 23 buildings totaling approximately 4.1 million square feet of the total 34.4 million square feet (discussed above) through our 20.0% ownership interest in the BTC Partnership. Additionally, as of that date, the BTC Partnership had three buildings under construction totaling approximately 1.7 million square feet, and four buildings in the pre-construction phase for an additional 0.9 million square feet.

3. The following is inserted at the end of the table in the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Completed Real Property Acquisitions” beginning on page 107 of the Prospectus in order to describe additional individually insignificant real property acquisitions completed between March 29, 2016 and July 6, 2016. The footnotes below pertain only to the table in this Supplement and do not supersede the footnotes on pages 110 through 111 of the Prospectus, which continue to apply to the table in the Prospectus.

($ in thousands)	Completion Date (1)	Ownership Percentage	Purchase Price	Acquisition Fees Paid to the Advisor (2)	Purchase Price Capitalization Rate (3)		Rentable Square Feet (4)	Occupied Rate (4)
O’Hare Industrial Center - Bensenville, IL	3/31/2016	100%	$8,800	$176	6.4%		110,000	100%
Auburn 167 Industrial Center - Auburn, WA	4/14/2016	100%	$22,000	$440	5.8%		174,000	100%
Atlanta Industrial Portfolio - College Park, GA	4/15/2016	100%	$3,344	$67	6.8%		80,000	100%
Silver Springs Distribution Center - Carlisle, PA	4/15/2016	20%	$23,568	$279	N/A	(5)	422,000	—%
Clackamas Distribution Center V - Clackamas, OR	4/18/2016	100%	$16,823	$466	4.7	% (6)	191,000	—%
Trade Port Distribution Center III - Louisville, KY	4/26/2016	100%	$9,700	$194	7.3%		213,000	100%
Upland Distribution Center-Aurora, CO	4/27/2016	100%	$6,100	$122	5.0%		100,000	100%
Corona Industrial Center-Corona, CA	4/27/2016	100%	$20,393	$408	3.9%		193,000	78%
Turnpike Industrial Center-Avenel, NJ	5/4/2016	100%	$6,700	$134	N/A	(5)	79,000	82%
National Distribution Portfolio II - Redlands, CA; Kennesaw GA; Romeoville, IL; Shepherdsville, KY; and Charlotte, NC	5/19/2016	100%	$187,500	$3,750	4.6%		2,959,000	100%
Carlisle Distribution Center-Carlisle, PA	5/19/2016	100%	$28,850	$577	5.5%		401,000	100%
Central Valley Portfolio-Stockton and Tracy, CA	5/24/2016	100%	$41,594	$832	5.5%		685,000	93%
Cheyenne Distribution Center - Las Vegas, NV	5/25/2016	100%	$30,441	$609	4.3%		382,000	100%
Peoria Distribution Center-Denver, CO	6/15/2016	100%	$21,250	$425	5.5%		229,000	100%
Trade Port Distribution Center II - Louisville, KY	6/17/2016	100%	$52,300	$1,046	6.2%		960,000	100%
Northeast Distribution Portfolio - in Robbinsville, NJ and East Windsor, CT	6/20/2016	100%	$29,400	$588	5.9%		$392,000	100%
Pinnacle Distribution Center II - Romeoville, IL	6/22/2016	100%	$33,600	$672	5.7%		541,000	100%
Marina Vista Business Center - Lewisville, TX	6/30/2016	100%	$7,480	$150	N/A	(5)	105,000	—%

(1)	The completion date represents the acquisition date or the date of building shell completion.
(2)	Acquisition fees paid to the Advisor are pursuant to the terms of the Advisory Agreement and are calculated based on our percentage of ownership of such properties at acquisition date. Refer to the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” for further details regarding acquisition fees.
(3)	Purchase price capitalization rate is calculated as the aggregate projected net operating income from in-place leases for the 12 months from the date of the respective acquisition, including any contractual rent increases contained in such leases for those 12 months, divided by the aggregate purchase price, exclusive of transfer taxes, due diligence expenses, and other closing costs, including acquisition costs and fees paid to our Advisor or its affiliates.
(4)	Occupancy rates are calculated as of the date of acquisition.

(5)	These properties are considered development or value-add properties, as they have certain occupancy, lease term, and/or projected capital improvement requirements that differ from our core operating portfolio.
(6)	This building was a development project that was vacant upon its shell completion date. The building has an in-place lease that commenced June 1, 2016 and has contractual free rent for the first two months of the lease.

K.	Update to the section of the Prospectus titled “Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership”

The following supersedes and replaces the disclosure in the “Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership” section on page 167 of the Prospectus:

The Advisor initially purchased 20,000 shares of our common stock in connection with our formation. The Sponsor contributed $1,000 to the Operating Partnership in exchange for 100 Special Units and is currently a limited partner of the Operating Partnership. For so long as the Advisor serves as our advisor, the Advisor may not sell its initial investment in 20,000 shares of our common stock and the Sponsor may not sell its Special Units.

The following table shows, as of July 6, 2016, the amount of our common stock beneficially owned (unless otherwise indicated) by any person who is known by us to be the beneficial owner of more than five percent of our outstanding common stock; our directors; our executive officers; and all of our directors and executive officers as a group. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 518 17th Street, Suite 1700, Denver, Colorado 80202.

Shares of Our Common Stock and OP Units

Name of Beneficial Owner (1)	Title	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
Industrial Property Advisors Group LLC (Sponsor) (2)	—	100 Special Units (4)	N/A
Industrial Property Advisors LLC (Advisor) (2)	—	23,828 shares	*
Evan H. Zucker (2)	Chairman, Director	52,430 shares (5)	*
Dwight L. Merriman III (3)	CEO and Director	23,509 shares	*
Marshall M. Burton	Director	15,261 shares	*
Charles B. Duke	Director	15,261 shares	*
Stanley A. Moore	Director	15,261 shares	*
John S. Hagestad	Director	13,042 shares	*
Thomas G. McGonagle (3)	CFO	8,396 shares	*
Joshua J. Widoff (3)	EVP, General Counsel and Secretary	2,239 shares	*
Beneficial ownership of common stock by all directors and executive officers as a group		169,227 shares	*

*	Less than one percent.
(1)	All shares currently owned by our directors and executive officers are Class A shares of common stock. Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	The Advisor and the Sponsor are presently each directly or indirectly jointly controlled by John A. Blumberg, James R. Mulvihill and Mr. Zucker and/or their affiliates. The amount of shares indicated in the table as being owned by Mr. Zucker does not include the shares owned by the Advisor.
(3)	Includes shares held by accounts for the benefit of the respective officer’s children and shares held by the spouse of each of the respective officers. Each of the respective officers disclaims beneficial ownership of the shares held by his respective spouse and children.
(4)	Represents Special Units that are entitled to distributions from the Operating Partnership under certain circumstances.
(5)	The shares indicated in the table as being owned by Mr. Zucker are owned indirectly through a limited liability company.

L.	Update to the sections of the Prospectus titled “Description of Capital Stock,” “ERISA Considerations” and “Plan of Distribution”

We disclosed an estimated net asset value, or NAV, per share of our common stock in August 2015 and expect that we will next disclose an estimated NAV per share no later than the end of this year. Accordingly, the following updates and supersedes the disclosure in the “Description of Capital Stock—Valuation Policy,” “ERISA Considerations—Annual Valuation” and “Plan of Distribution—Determination of Offering Price per Class A Share and per Class T Share—Estimated Net Asset Value Per Share” sections on pages 195, 231-232 and 234, respectively, of the Prospectus concerning the date by which the estimated NAV per share will next be disclosed:

It is currently anticipated that the estimated NAV per share will next be determined as of a date in November 2016 and disclosed no later than December 31, 2016.

M.	Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2016

On May 11, 2016, we filed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, with the SEC. The report (without exhibits) is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 000-55376

Industrial Property Trust Inc.

(Exact name of registrant as specified in its charter)

Maryland	61-1577639
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

518 Seventeenth Street, 17th Floor Denver, CO	80202
(Address of principal executive offices)	(Zip code)

(303) 228-2200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 3, 2016, there were 127.6 million shares of the registrant’s common stock outstanding.

INDUSTRIAL PROPERTY TRUST INC.

PART I. FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS

INDUSTRIAL PROPERTY TRUST INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
(in thousands, except per share data)	March 31, 2016	December 31, 2015
	(unaudited)
ASSETS
Net investment in real estate properties	$1,720,760	$1,374,195
Investment in unconsolidated joint venture	36,698	94,331
Cash and cash equivalents	8,796	7,429
Restricted cash	3,128	3,580
Straight-line and tenant receivables, net	8,623	5,185
Due from affiliates	4,386	57
Other assets	8,206	18,478

Total assets	$1,790,597	$1,503,255

LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$10,007	$8,751
Debt, net	730,269	609,033
Due to affiliates	1,101	2,525
Distributions payable	15,078	10,304
Other liabilities	33,585	25,236

Total liabilities	790,040	655,849

Commitments and contingencies (Note 11)

Equity
Stockholders’ equity:
Preferred stock, $0.01 par value per share - 200,000 shares authorized, none issued and outstanding	-	-
Class A common stock, $0.01 par value per share - 900,000 shares authorized, 91,132 shares and 84,595 shares issued and outstanding, respectively	911	846
Class T common stock, $0.01 par value per share - 600,000 shares authorized, 31,766 shares and 18,390 shares issued and outstanding, respectively	318	184
Additional paid-in capital	1,111,394	927,556
Accumulated deficit	(110,015)	(81,181)
Accumulated other comprehensive loss	(2,052)	-

Total stockholders’ equity	1,000,556	847,405
Noncontrolling interests	1	1

Total equity	1,000,557	847,406

Total liabilities and equity	$1,790,597	$1,503,255

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL PROPERTY TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands, except per share data)	2016	2015
Revenues:
Rental revenues	$33,252	$8,251

Total revenues	33,252	8,251

Operating expenses:
Rental expenses	9,140	2,169
Real estate-related depreciation and amortization	18,299	4,569
General and administrative expenses	1,799	1,066
Asset management fees, related party	3,395	875
Acquisition expenses, related party	7,129	1,545
Acquisition expenses	3,152	1,895

Total operating expenses	42,914	12,119

Operating loss	(9,662)	(3,868)

Other expenses:
Equity in loss of unconsolidated joint venture	392	427
Interest expense and other	4,155	1,286
Net loss on sell down of joint venture ownership interest	64	-

Total other expenses	4,611	1,713

Total expenses before expense support from Advisor	47,525	13,832
Expense support from Advisor	267	542

Net expenses after expense support from Advisor	47,258	13,290

Net loss	(14,006)	(5,039)
Net loss attributable to noncontrolling interests	-	-

Net loss attributable to common stockholders	$(14,006)	$(5,039)

Weighted-average shares outstanding	114,323	28,485

Net loss per common share - basic and diluted	$(0.12)	$(0.18)

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL PROPERTY TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Net loss attributable to common stockholders	$ (14,006)	$ (5,039)
Unrealized loss on derivative instruments	(2,052)	-

Comprehensive loss attributable to common stockholders	$ (16,058)	$ (5,039)

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL PROPERTY TRUST INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

	Stockholders’ Equity
			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Common Stock
(in thousands)	Shares	Amount
Balance as of December 31, 2015	102,985	1,030	927,556	(81,181)	-	1	847,406
Net loss	-	-	-	(14,006)	-	-	(14,006)
Unrealized loss on derivative instruments	-	-	-		(2,052)		(2,052)
Issuance of common stock	19,929	199	198,140	-	-	-	198,339
Share-based compensation	-	-	389	-	-	-	389
Upfront offering costs, including sales commissions, dealer manager fees, and offering costs	-	-	(13,499)	-	-	-	(13,499)
Trailing offering costs, consisting of distribution fees	-	-	(622)	622	-	-	-
Redemptions of common stock	(16)	-	(570)	-	-	-	(570)
Distributions declared on common stock	-	-	-	(15,450)	-	-	(15,450)

Balance as of March 31, 2016	122,898	$1,229	$1,111,394	$(110,015)	$(2,052)	$1	$1,000,557

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL PROPERTY TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Operating activities:
Net loss	$(14,006)	$(5,039)
Adjustments to reconcile net loss to net cash used in operating activities:
Real estate-related depreciation and amortization	18,299	4,569
Equity in loss of unconsolidated joint venture	392	427
Straight-line rent and amortization of above- and below-market leases	(2,335)	(1,070)
Net loss on sell down of joint venture ownership interest	64	-
Other	871	345
Changes in operating assets and liabilities:
Tenant receivables, restricted cash and other assets	(3,473)	(55)
Accounts payable, accrued expenses and other liabilities	2,867	1,199
Due from / to affiliates, net	(3,464)	(967)

Net cash used in operating activities	(785)	(591)

Investing activities:
Real estate acquisitions	(339,223)	(121,332)
Acquisition deposits	(1,125)	(1,943)
Capital expenditures and development activities	(8,266)	(1,517)
Investment in unconsolidated joint venture	-	(37)
Net proceeds from sale of joint venture ownership interest	57,177	60,268
Distribution from unconsolidated joint venture	-	16,370

Net cash used in investing activities	(291,437)	(48,191)

Financing activities:
Proceeds from line of credit	228,000	58,000
Repayments of line of credit	(198,000)	(125,000)
Proceeds from mortgage note	92,352	-
Financing costs paid	(1,480)	-
Proceeds from issuance of common stock	190,063	129,676
Offering costs paid upon issuance of common stock	(11,960)	(10,175)
Distributions paid to common stockholders	(4,751)	(1,198)
Distribution fees paid	(482)	-
Redemptions of common stock	(153)	(3)

Net cash provided by financing activities	293,589	51,300

Net increase in cash and cash equivalents	1,367	2,518
Cash and cash equivalents, at beginning of period	7,429	8,119

Cash and cash equivalents, at end of period	$8,796	$10,637

Supplemental disclosure of noncash investing and financing activities:
Offering proceeds due from transfer agent	$-	$2,425
Deconsolidation of net assets in connection with sale of ownership interest in unconsolidated joint venture	-	124,586
Distributions payable	15,078	3,562
Redemptions payable	625	-
Distributions reinvested in common stock	5,443	1,170
Non-cash capital expenditures	843	847

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL PROPERTY TRUST INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BASIS OF PRESENTATION

Unless the context otherwise requires, the “Company” refers to Industrial Property Trust Inc. and its consolidated subsidiaries.

The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain disclosures normally included in the annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been omitted. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 10, 2016 (“2015 Form 10-K”).

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Recently Adopted Accounting Standards

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-02, “Amendments to the Consolidation Analysis” (“ASU 2015-02”), which improves targeted areas of the consolidation guidance and reduces the number of consolidation models. The amendments in ASU 2015-02 are effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. The Company adopted this guidance effective January 1, 2016. The adoption of this guidance did not have an impact on the Company’s condensed consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability rather than as an asset, and in August 2015, the FASB issued ASU No. 2015-15, “Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements” (“ASU 2015-15”), which expands guidance provided in ASU 2015-03. ASU 2015-15 states that it is permissible to present debt issuance costs as an asset and to subsequently amortize the deferred issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. Both ASU 2015-03 and ASU 2015-15 are effective for annual and interim periods in fiscal years beginning after December 15, 2015. The Company adopted this guidance effective January 1, 2016, and applied the provision retrospectively. The adoption resulted in the reclassification of unamortized debt issuance costs from assets to liabilities. The December 31, 2015 balance sheet was adjusted as follows:

	As of December 31, 2015
(in thousands)	As Reported	As Adjusted
Assets:
Deferred financing costs, net	$5,967	$-
Liabilities:
Debt, net	615,000	609,033

Recently Issued Accounting Standards

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires: (i) all equity investments to be measured at fair value with changes in fair value recognized in net income; (ii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; and (iii) eliminates the requirement for public entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. ASU 2016-01 is effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. The Company does not anticipate the adoption of ASU 2016-01 will have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which provides guidance on recording revenue on a gross basis versus a net basis based on the determination of whether an entity is a principal or an agent when another party is involved in providing goods or services to a customer. ASU 2016-08 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the effect this guidance will have on its consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivative Instruments

The Company records its derivative instruments in the condensed consolidated balance sheets at fair value. The Company’s derivative instruments are designated as cash flow hedges and are used to hedge exposure to variability in expected future cash flows, such as future interest payments. For cash flow hedges, the changes in fair value of the derivative instrument that represent changes in expected future cash flows, which are effectively hedged by the derivative instrument, are initially reported as other comprehensive income in the condensed consolidated statements of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. As such, the effective portion of the hedge impacts net income in the same period as the hedged item. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to net income when the determination of hedge ineffectiveness is made. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future interest payments each quarter in order to estimate the cash flows of the designated hedged item or transaction. The Company does not use derivative instruments for trading or speculative purposes.

Reclassifications

Certain items in the Company’s condensed consolidated balance sheet for 2015 have been reclassified to conform to the 2016 presentation. Net deferred financing costs have been reclassified from assets to liabilities and are presented in the condensed consolidated balance sheets as a direct deduction from the debt liability.

3.	ACQUISITIONS

The Company acquired 100% of the following properties during the three months ended March 31, 2016:

					Intangibles
($ in thousands)	Acquisition Date	Number of Buildings	Land	Building	Intangible Lease Assets	Above- Market Lease Assets	Below- Market Lease Liabilities	Total Purchase Price (1)
Northwest Industrial Center	1/5/2016	3	$13,441	$12,633	$2,554	$81	$(274)	$28,435
Golden State Portfolio	1/12/2016	4	9,128	4,874	1,183	131	(19)	15,297
Victory Industrial Portfolio	1/13/2016	5	9,712	44,493	5,965	461	(1,811)	58,820
GSW Distribution Center	1/27/2016	1	3,676	13,327	-	-	-	17,003
National Distribution Portfolio	1/29/2016	7	10,693	92,746	11,748	659	(1,346)	114,500
Lehigh Valley Distribution Center II	3/7/2016	1	6,700	19,778	1,092	-	(70)	27,500
Kent Industrial Portfolio	3/28/2016	4	9,813	20,042	2,046	40	(444)	31,497
Other acquisitions	Various	10	16,443	38,115	6,258	77	(399)	60,494

Total acquisitions		35	$79,606	$246,008	$30,846	$1,449	$(4,363)	$353,546

(1)	Total purchase price exclusive of transfer taxes, due diligence expenses, and other closing costs equals consideration paid. The purchase price allocations are preliminary based on the Company’s estimate of the fair value determined from all available information at the time of acquisition and, therefore, are subject to change upon the completion of the Company’s analysis of appraisals, evaluation of the credit quality of customers, and working capital adjustments within the measurement period, which will not exceed 12 months from the acquisition date. The Company does not expect future revisions, if any, to have a significant impact on its financial position or results of operations.

Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible assets and liabilities acquired in connection with the 2016 acquisitions, as of the respective date of each acquisition, were as follows:

Property	Amortization period
(years)
Northwest Industrial Center	5.2
Golden State Portfolio	2.5
Victory Industrial Portfolio	10.1
GSW Distribution Center	-
National Distribution Portfolio	5.7
Lehigh Valley Distribution Center II	4.5
Kent Industrial Portfolio	3.2
Other acquisitions	4.2

Pro Forma Financial Information

The table below includes the following: (i) actual revenues and net loss for the 2016 acquisitions (as described above) included in the Company’s condensed consolidated statements of operations for the three months ended March 31, 2016; (ii) actual revenues and net loss for the 2015 acquisitions included in the Company’s condensed consolidated financial statements of operations for the three months ended March 31, 2015; and (iii) pro forma revenues and net loss reflecting the 2016 and 2015 acquisitions, as if the date of each acquisition had been January 1, 2015 and January 1, 2014, respectively. The table below does not include any acquisitions sold to the BTC Partnership, as defined in “Note 5,” that were subsequently deconsolidated. The pro forma financial information is not intended to represent or be indicative of the Company’s consolidated financial results that would have been reported had the acquisitions been completed at the beginning of the comparable prior period presented and should not be taken as indicative of its future consolidated financial results.

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Actual:
Total revenues	$4,135	$1,408

Net loss	$(1,828)	$(857)

Pro forma:
Total revenues (1)	$35,782	$35,343

Net loss (2)	$(3,729)	$(10,515)

(1)	In deriving the pro forma total revenues, an adjustment was made to include incremental revenue of $2.5 million and $27.1 million for the three months ended March 31, 2016 and 2015, respectively. The incremental rental revenue was determined based on each acquired property’s historical rental revenue and the purchase accounting entries and includes: (i) the incremental base rent adjustments calculated based on the terms of the acquired leases and presented on a straight-line basis; and (ii) the incremental reimbursement and other revenue adjustments, which consist primarily of rental expense recoveries, and are determined based on the acquired customer’s historical reimbursement and other revenue with respect to the acquired properties.
(2)	In deriving the pro forma net loss, an adjustment was made to exclude acquisition-related expenses of $10.3 million and $3.4 million for the three months ended March 31, 2016 and 2015, respectively. For the three months ended March 31, 2015, the pro forma net loss was adjusted to include acquisition-related expenses of $10.3 million relating to the 2016 acquisitions, as if these expenses had been incurred as of January 1, 2015.

4.	INVESTMENT IN REAL ESTATE PROPERTIES

As of March 31, 2016 and December 31, 2015, the Company’s consolidated investment in real estate properties consisted of 166 and 131 industrial buildings, respectively.

	As of
(in thousands)	March 31, 2016	December 31, 2015
Land	$485,345	$405,739
Building and improvements	1,115,262	866,032
Intangible lease assets	156,549	123,451
Construction in progress	14,220	11,023

Investment in real estate properties	1,771,376	1,406,245
Less accumulated depreciation and amortization	(50,616)	(32,050)

Net investment in real estate properties	$1,720,760	$1,374,195

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities, as of March 31, 2016 and December 31, 2015, include the following:

	As of March 31, 2016			As of December 31, 2015
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$146,457	$(23,901)	$122,556	$114,768	$(15,039)	$99,729
Above-market lease assets (1)	10,092	(1,322)	8,770	8,683	(815)	7,868
Below-market lease liabilities (2)	(22,773)	3,559	(19,214)	(18,431)	2,474	(15,957)

(1)	Included in net investment in real estate properties on the condensed consolidated balance sheets.
(2)	Included in other liabilities on the condensed consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of March 31, 2016, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
Remainder of 2016	$27,041	$1,569	$(3,379)
2017	27,292	1,761	(3,925)
2018	21,279	1,503	(3,165)
2019	14,269	970	(2,432)
2020	11,143	765	(2,159)
Thereafter	21,532	2,202	(4,154)

Total	$122,556	$8,770	$(19,214)

Future Minimum Rent

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Company from its customers under the terms of non-cancelable operating leases in effect as of March 31, 2016, excluding rental revenues from the potential renewal or replacement of existing future leases and from tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Base Rental Payments
Remainder of 2016	$74,354
2017	94,249
2018	87,629
2019	73,290
2020	63,984
Thereafter	178,079

Total	$571,585

Rental Revenue and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above- and below-market lease assets and liabilities, and real-estate related depreciation and amortization expense:

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$1,776	$767
Above-market lease amortization	(547)	(97)
Below-market lease amortization	1,106	400

Real Estate-Related Depreciation and Amortization:
Depreciation expense	$9,198	$2,321
Intangible lease asset amortization	9,101	2,248

5.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

In February 2015, the Company admitted two investors as limited partners (together, the “BCIMC Limited Partner”) into the Build-To-Core Industrial Partnership I LP (the “BTC Partnership”) and entered into an amended and restated agreement of limited partnership of the BTC Partnership, setting forth the terms pursuant to which the Company and the BCIMC Limited Partner jointly have invested, and will continue to invest in a portfolio of industrial properties located in certain major U.S. distribution markets. At that time, the Company owned a 51.0% ownership interest in the joint venture and the BCIMC Limited Partner owned the remaining 49.0% interest.

In January 2016, IPT BTC I LP LLC (the “IPT Limited Partner”) sold and assigned to bcIMC (USA) Realty Div A2 LLC (the “BCIMC USA Limited Partner”) a portion of its interest in the BTC Partnership equal to a 31.0% interest in the BTC Partnership for a purchase price equal to $58.6 million. The Company recorded a net loss of approximately $0.1 million, which included an asset management fee of $1.5 million paid to Industrial Property Advisors LLC (the “Advisor”) in connection with the disposition. As a result of this transaction, the IPT Limited Partner and IPT BTC I GP LLC (the “General Partner,” and together with the IPT Limited Partner, the “IPT Partners”) collectively have a 20.0% ownership interest in the joint venture and the BCIMC Limited Partner, together with the BCIMC USA Limited Partner, own the remaining 80.0% interest. The Company determined that it continues to maintain significant influence in the BTC Partnership and, as such, continues to report its investment under the equity method on the condensed consolidated balance sheet as of March 31, 2016.

6.	DEBT

The Company’s consolidated indebtedness is currently comprised of borrowings under its line of credit and term loan, and under mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. A summary of the Company’s debt is as follows:

	Effective Interest Rate as of			Balance as of
($ in thousands)	March 31, 2016	December 31, 2015	Maturity Date	March 31, 2016	December 31, 2015
Line of credit (1)	1.84%	1.83%	January 2020	$295,000	$265,000
Term loan (2)	2.52%	1.78%	January 2021	250,000	250,000
Variable-rate mortgage note (3)	2.29%	-	March 2023	92,352	-
Fixed-rate mortgage note	3.52%	3.52%	October 2023	100,000	100,000

Total principal amount / weighted-average	2.35%	2.08%		$737,352	$615,000

Less unamortized debt issuance costs				$7,083	$5,967

Total debt, net				$730,269	$609,033

Gross book value of properties encumbered by debt				$310,351	$151,754

(1)	The interest rate is calculated based on (i) the London Interbank Offered Rate (“LIBOR”) multiplied by a statutory reserve rate plus a margin ranging from 1.40% to 2.30%, or (ii) an alternative base rate plus a margin ranging from 0.40% to 1.30%, each depending on the Company’s consolidated leverage ratio. As of March 31, 2016, the unused and available portion under the line of credit was $205.0 million.
(2)	In January 2016, the Company entered into interest swap agreements that effectively fixed the interest rate of this term loan. The interest rate is calculated based on (i) LIBOR multiplied by a statutory reserve rate fixed through the use of interest rate swaps, plus a margin ranging from 1.35% to 2.20%, or (ii) an alternative base rate plus a margin ranging from 0.35% to 1.20%, each depending on the Company’s consolidated leverage ratio. The all-in fixed interest rate including the effects of the swaps was 2.29% as of March 31, 2016.
(3)	The interest rate is calculated based on one-month LIBOR, plus 1.85%. As of March 31, 2016, the Company has the ability to expand its borrowings under this mortgage note up to $98.5 million, subject to certain conditions. See “Note 12” below for information about an interest rate swap agreement the Company entered into in April 2016 with respect to this mortgage note.

As of March 31, 2016, the principal payments due on the Company’s consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loan	Mortgage Notes	Total
Remainder of 2016	$-	$-	$-	$-
2017	-	-	-	-
2018	-	-	1,416	1,416
2019	-	-	2,485	2,485
2020	295,000	-	4,140	299,140
Thereafter	-	250,000	184,311	434,311

Total principal payments	$295,000	$250,000	$192,352	$737,352

(1)	The line of credit may be extended pursuant to a one-year extension option, subject to certain conditions.

Debt Covenants

The Company’s line of credit, term loan and mortgage note agreements contain various property level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Company was in compliance with all debt covenants as of March 31, 2016.

Derivative Instruments

To manage interest rate risk for certain of its variable-rate debt, the Company uses interest rate swaps as part of its risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. As of March 31, 2016, the Company had five outstanding interest rate swap contracts that were designated as cash flow hedges of interest rate risk. Certain of the Company’s variable-rate borrowings are not hedged, and therefore, to an extent, the Company has on-going exposure to interest rate movements.

The effective portion of the change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) (“AOCI”) on the condensed consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. For the three months ended March 31, 2016, there was no hedge ineffectiveness. The Company expects no hedge ineffectiveness in the next 12 months.

The following table summarizes the location and fair value of the cash flow hedges on the Company’s condensed consolidated balance sheets:

			Fair Value as of
(in thousands)	Notional Amount	Balance Sheet Location	March 31, 2016	December 31, 2015
Interest rate swaps	$250,000	Other liabilities	$2,052	$-

The following table presents the effect of the Company’s cash flow hedges on the Company’s condensed consolidated financial statements:

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Interest rate swaps:
Loss recognized in AOCI (effective portion)	$(2,406)	$-
Loss reclassified from AOCI into income (effective portion)	354	-

Net other comprehensive loss	$(2,052)	$-

7.	FAIR VALUE

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that the Company could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

The following table presents the Company’s financial instruments measured at fair value on a recurring basis as of March 31, 2016:

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Liabilities
Derivative instruments	$-	$2,052	$-	$2,052

Total liabilities measured at fair value	$-	$2,052	$-	$2,052

As of March 31, 2016, the Company had no financial instruments that were transferred among the fair value hierarchy levels. There were no financial instruments measured at fair value on a recurring basis as of December 31, 2015. The Company also had no non-financial assets or liabilities that were required to be measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps. The interest rate swaps are standard cash flow hedges whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the interest rate swaps being unique and not actively traded, the fair value is classified as Level 2. See “Note 6” above for further discussion of the Company’s derivative instruments.

The table below includes fair values for certain of the Company’s financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of March 31, 2016		As of December 31, 2015
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Line of credit	$295,000	$295,000	$265,000	$265,000
Term loan	250,000	250,000	250,000	250,000
Mortgage notes	192,352	191,501	100,000	97,958
Derivative liability	2,052	2,052	-	-

In addition to the previously described methods and assumptions for the derivative instruments, the following are the methods and assumptions used to estimate the fair value of the Company’s other financial instruments:

Line of Credit. The fair value of the line of credit is estimated using discounted cash flow methods based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Term Loan. The fair value of the term loan is estimated using discounted cash flow methods based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Mortgage Notes. The fair value of the mortgage notes is estimated using discounted cash flow methods based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

The fair values of cash and cash equivalents, tenant receivables, due from/to affiliates, accounts payable and accrued expenses, and distributions payable approximate their carrying values because of the short-term nature of these instruments. As such, these assets and liabilities are not listed in the carrying value and fair value table above.

8.	STOCKHOLDERS’ EQUITY

Initial Public Offering

In September 2012, the Company filed a registration statement with the SEC on Form S-11 in connection with its initial public offering of up to $2.0 billion in shares of common stock (the “Offering”). The registration statement was subsequently declared effective in July 2013. Pursuant to its registration statement, the Company is offering for sale up to $1.5 billion in shares of common stock at a price of $10.00 per share, and up to $500.0 million in shares under the Company’s distribution reinvestment plan at a price of $9.50 per share.

Reclassification of Shares

On August 14, 2015, the Company filed a post-effective amendment to its registration statement that reclassified the Company’s common stock being offered pursuant to the registration statement into Class A shares and Class T shares. The SEC declared the post-effective amendment effective on August 19, 2015, at which time the Company began offering for sale up to $1.5 billion in shares of common stock at a price of $10.4407 per Class A share and $9.8298 per Class T share, and up to $500.0 million in shares under the Company’s distribution reinvestment plan at a price of $9.9187 per Class A share and $9.8298 per Class T share. In each case, the offering price was arbitrarily determined by the Company’s board of directors by taking the Company’s estimated net asset value (“NAV”) as of June 30, 2015 of $9.24 per share and adding the respective per share up-front sales commissions, dealer manager fees and organization and offering expenses to be paid with respect to the Class A shares and the Class T shares, such that after the payment of such commissions, fees and expenses, the net proceeds to the Company will be the same for both Class A shares and Class T shares. The NAV was not subject to audits by the Company’s independent registered public accounting firm. The Class A shares and Class T shares have identical rights and privileges, including voting rights, but have differing fees that are payable on a class-specific basis, as described in “Note 10.” The per share amount of distributions on Class T shares will be lower than the per share amount of distributions on Class A shares because of the distribution fees payable with respect to Class T shares. The Company’s shares of common stock consist of Class A shares and Class T shares, all of which are collectively referred to herein as shares of common stock. The new offering prices have been rounded to the nearest whole cent throughout this report.

The Company has the right to reallocate the shares of common stock offered between the Company’s primary offering and the Company’s distribution reinvestment plan. Dividend Capital Securities LLC (the “Dealer Manager”), a related party, provides dealer manager services in connection with the Offering. The Offering is a best efforts offering, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in the Offering, but will use its best efforts to sell the shares of common stock. The Offering is a continuous offering that was initially expected to end no later than two years after the effective date of the Offering, or July 24, 2015, but was extended by the Company’s board of directors for up to an additional one-year period, expiring on July 24, 2016. The Company’s board of directors may elect to further extend the offering period in accordance with federal securities laws.

A summary of the Company’s public offering (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”) offering), as of March 31, 2016, is as follows:

(in thousands)	Class A	Class T	Total
Amount of gross proceeds raised:
Primary offering	$905,531	$311,848	$1,217,379
DRIP offering	15,620	401	16,021

Total offering	$921,151	$312,249	$1,233,400

Number of shares sold:
Primary offering	89,428	31,725	121,153
DRIP offering	1,605	41	1,646

Total offering	91,033	31,766	122,799

As of March 31, 2016, approximately $766.6 million in shares of common stock remained available for sale pursuant to the Offering, including $484.0 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.

Common Stock

The following table summarizes the changes in the shares outstanding and the aggregate par value of the outstanding shares for each class of common stock for the periods presented below:

	Class A		Class T		Total
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2015	84,595	$846	18,390	$184	102,985	$1,030
Issuance of common stock:
Primary shares	5,939	59	13,335	134	19,274	193
DRIP shares	509	5	41	-	550	5
Stock grants	105	1	-	-	105	1
Redemptions	(16)	-	-	-	(16)	-

Balance as of March 31, 2016	91,132	$911	31,766	$318	122,898	$1,229

Distributions

The following table summarizes the Company’s distribution activity (including distributions reinvested in shares of the Company’s common stock):

		Amount
(in thousands, except per share data)	Payment Date	Declared per Common Share (1)	Paid in Cash	Reinvested in Shares	Distribution Fees (2)	Gross Distributions (3)
2016
March 31	April 4, 2016	$0.13515	$6,788	$8,040	$622	$15,450

Total			$6,788	$8,040	$622	$15,450

2015
December 31	January 13, 2016	$0.13515	$4,751	$5,443	$148	$10,342
September 30	October 15, 2015	0.12500	3,392	3,725	-	7,117
June 30	July 2, 2015	0.12500	2,700	2,900	-	5,600
March 31	April 15, 2015	0.12500	1,756	1,806	-	3,562

Total			$12,599	$13,874	$148	$26,621

(1)	Amounts reflect the quarterly distribution rate authorized by the Company’s board of directors per Class A share of common stock. The Company’s board of directors authorized distributions at this rate per Class T share of common stock before deducting the distribution fees that are payable monthly with respect to such Class T shares (as calculated on a daily basis). The Company began offering Class T shares of its common stock in August 2015.
(2)	Distribution fees are paid monthly to the Dealer Manager with respect to Class T shares only. Refer to “Note 10” for further detail regarding distribution fees.
(3)	Gross distributions are total distributions before the deduction of distribution fees.

Redemptions

The following table summarizes the Company’s redemption activity:

	For the Three Months Ended March 31,
	2016	2015
Number of eligible shares redeemed	59,192	303
Aggregate amount of shares redeemed	$570,086	$2,803
Average redemption price per share	$9.63	$9.25

9. SHARE-BASED COMPENSATION

Equity Incentive Plan

The Company’s Equity Incentive Plan, effective as of July 16, 2013 (the “Equity Incentive Plan”), provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights or other share-based awards. Directors, officers, and employees (if any) of the Company, as well as any advisor or consultant, including employees of the Advisor, a related party, and the property manager, also a related party, are eligible to receive awards under the Equity Incentive Plan; provided that, the individual is performing bona fide advisory or consulting services for the Company, and the services provided by the individual are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s common stock. The Company has registered a total of 2.0 million Class A shares of common stock for issuance pursuant to the Equity Incentive Plan.

Private Placement Equity Incentive Plan

In February 2015, the Company’s board of directors adopted a private placement equity incentive plan (the “Private Placement Equity Incentive Plan”). The plan is substantially similar to the Company’s Equity Incentive Plan, except that under the Private Placement Equity Incentive Plan an eligible participant is defined as any person, trust, association or entity to which the plan administrator desires to grant an award. An aggregate maximum of 2.0 million Class A shares of common stock may be issued upon grant, vesting or exercise of awards under the Private Placement Equity Incentive Plan.

Restricted Stock Summary

A summary of the Company’s activity with respect to the issuance of restricted stock pursuant to its Equity Incentive Plan and its Private Placement Equity Incentive Plan for the three months ended March 31, 2016 is as follows:

(shares in thousands)	Shares	Weighted-Average Fair Value per Share (1)
Nonvested shares at January 1, 2016	58	$10.44
Granted	105	$10.44
Vested	(34)	$10.44

Nonvested shares at March 31, 2016	129	$10.44

(1)	The weighted-average fair value is based on the offering price of $10.44 per Class A share in effect on the respective grant dates.

The following table summarizes other share-based compensation data:

	For the Three Months Ended March 31,
(in thousands, except per share data)	2016	2015
Share-based compensation expense	$389	$117
Total fair value of restricted stock vested	$350	$75
Weighted-average grant date fair value of restricted stock granted, per share (1)	$10.44	$10.00

(1)	The weighted-average grant date fair value is based on the offering price per Class A share in effect on the respective grant dates.

As of March 31, 2016, the aggregate unrecognized compensation cost related to the restricted stock was approximately $1.1 million and is expected to be fully recognized over a weighted-average period of one year.

10.	RELATED PARTY TRANSACTIONS

The Company relies on the Advisor, a related party, to manage the Company’s day-to-day operating and acquisition activities and to implement the Company’s investment strategy pursuant to the terms of the third amended and restated advisory agreement, dated August 14, 2015, by and among the Company, the Operating Partnership, and the Advisor, as amended on February 17, 2016 (the “Advisory Agreement”). The current term of the Advisory Agreement ends August 14, 2016, subject to renewals by the Company’s board of directors for an unlimited number of successive one-year periods. The Advisor is considered to be a related party of the Company because certain indirect owners and officers of the Advisor serve as directors and/or executive officers of the Company. The Dealer Manager, also a related party, provides dealer manager services in connection with the Offering. The Advisor and the Dealer Manager receive compensation from the Company in the form of fees and expense reimbursements for certain services relating to the Offering and for the investment and management of the Company’s assets. The following summarizes these fees and expense reimbursements:

Sales Commissions. Sales commissions are payable to the Dealer Manager, all of which may be reallowed to participating unaffiliated broker dealers, and are equal to up to 7.0% and 2.0% of the gross proceeds from the sale of Class A and Class T shares, respectively, in the primary offering.

Dealer Manager Fees. Dealer manager fees are payable to the Dealer Manager, a portion of which may be reallowed to unaffiliated participating broker dealers, and are equal to up to 2.5% and 2.0% of the gross proceeds from the sale of Class A and Class T shares, respectively, in the primary offering.

Distribution Fees. Distribution fees are payable to the Dealer Manager with respect to Class T shares only. All or a portion of the distribution fees may be reallowed or advanced by the Dealer Manager to unaffiliated participating broker dealers or broker dealers servicing accounts of investors who own Class T shares, referred to as servicing broker dealers. The distribution fees accrue daily, are payable monthly in arrears and will be paid on a continuous basis from year to year. The distribution fees are calculated on outstanding Class T shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the current gross offering price per Class T share, or (ii) if the Company is no longer offering shares in a public offering, the estimated per share value of Class T shares. If the Company is no longer offering shares in a public offering, but has not reported an estimated per share value subsequent to the termination of the Offering, then the gross offering price in effect immediately prior to the termination of the Offering will be deemed the estimated per share value for purposes of the prior sentence. If the Company reports an estimated per share value prior to the termination of the Offering, the distribution fee will continue to be calculated as a percentage of the then current gross offering price per Class T share until the Company reports an estimated per share value following the termination of the Offering, at which point the distribution fee will be calculated based on the new estimated per share value. In the event the current gross offering price changes during the Offering or an estimated per share value reported after termination of the Offering changes, the distribution fee will change immediately with respect to all outstanding Class T shares issued in the primary offering, and will be calculated based on the new gross offering price or the new estimated per share value, without regard to the actual price at which a particular Class T share was issued.

The quarterly distributions paid with respect to all outstanding Class T shares, including Class T shares issued pursuant to the Company’s distribution reinvestment plan, will be reduced by the monthly distribution fees calculated with respect to Class T shares issued in the primary offering and all Class T shares will receive the same per share distribution. The Company will cease paying distribution fees with respect to all Class T shares on the earliest to occur of the following: (i) a listing of shares of the Company’s common stock on a national securities exchange; (ii) such Class T shares no longer being outstanding; (iii) the Dealer Manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of the primary portion of the Offering; or (iv) the end of the month in which the transfer agent, on behalf of the Company, determines that total underwriting compensation, including dealer manager fees, sales commissions, and distribution fees with respect to the Class T shares held by a stockholder within his or her particular account, would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class T shares held in such account.

Acquisition Fees. Acquisition fees are payable to the Advisor in connection with the acquisition of real property, and will vary depending on whether the Advisor provides development services or development oversight services, each as described below, in connection with the acquisition (including, but not limited to, forward commitment acquisitions) or stabilization (including, but not limited to, development and value-add transactions) of such real property, or both. The Company refers to such properties for which the Advisor provides development services or development oversight services as development real properties. For each real property acquired for which the Advisor does not provide development services or development oversight services, the acquisition fee is an amount equal to 2.0% of the total purchase price of the properties acquired (or the Company’s proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements of development real properties, which the Company refers to collectively as development services, or overseeing the provision of these services by third parties on the Company’s behalf, which the Company refers to as development oversight services, the acquisition fee, which the Company refers to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or the Company’s proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to the Company, the third party will be compensated directly by the Company and the Advisor will receive the development acquisition fee if it provides the development oversight services. With respect to an acquisition of an interest in a real estate-related entity, the acquisition fee will equal (i) 2.0% of the Company’s proportionate share of the purchase price of the property owned by any real estate-related entity in which the Company acquires a majority economic interest or that the Company consolidates for financial reporting purposes in accordance with GAAP, and (ii) 2.0% of the purchase price in connection with the acquisition of any interest in any other real estate-related entity. In addition, the Advisor is entitled to receive an acquisition fee of 1.0% of the purchase price, including any third-party expenses related to such investment, in connection with the acquisition or origination of any type of debt investment or other investment.

Asset Management Fees. Asset management fees consist of (i) a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed, and before non-cash reserves and depreciation) of each real property asset within the Company’s portfolio (or the Company’s proportional interest therein with respect to real property held in joint ventures, co-ownership arrangements or real estate-related entities in which the Company owns a majority economic interest or that the Company consolidates for financial reporting purposes in accordance with GAAP), provided, that the monthly asset management fee with respect to each real property asset located outside the U.S. that the Company owns, directly or indirectly, will be one-twelfth of 1.20% of the aggregate cost (including debt, whether borrowed or assumed, and before non-cash reserves and depreciation) of such real property asset; (ii) a monthly fee of one-twelfth of 0.80% of the aggregate cost or investment (before noncash reserves and depreciation, as applicable) of any interest in any other real estate-related entity or any type of debt investment or other investment; and (iii) with respect to a disposition, a fee equal to 2.5% of the total consideration paid in connection with the disposition, calculated in accordance with the terms of the Advisory Agreement. The term “disposition” shall include: (i) a sale of one or more assets; (ii) a sale of one or more assets effectuated either directly or indirectly through the sale of any entity owning such assets, including, without limitation, the Company or the Operating Partnership; (iii) a sale, merger, or other transaction in which the stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; or (iv) a listing of the Company’s common stock on a national securities exchange or the receipt by the Company’s stockholders of securities that are listed on a national securities exchange in exchange for the Company’s common stock.

Organization and Offering Expenses. The Company reimburses the Advisor or its affiliates for cumulative organization expenses and for cumulative expenses of its public offerings up to 2.0% of the aggregate gross offering proceeds from the sale of shares in its public offerings. The Advisor or an affiliate of the Advisor is responsible for the payment of the Company’s cumulative organization expenses and offering expenses to the extent that such cumulative expenses exceed the 2.0% organization and offering expense reimbursement for the Company’s public offerings, without recourse against or reimbursement by the Company. Organization and offering expenses are accrued by the Company only to the extent that the Company is successful in raising gross offering proceeds. If the Company is not successful in raising additional amounts of offering proceeds, no additional amounts will be payable by the Company to the Advisor for reimbursement of cumulative organization and offering expenses. Organization costs are expensed in the period they become reimbursable and offering costs are recorded as a reduction of gross offering proceeds in additional paid-in capital.

Other Expense Reimbursements. In addition to the reimbursement of organization and offering expenses, the Company is also obligated, subject to certain limitations, to reimburse the Advisor for certain costs incurred by the Advisor or its affiliates, such as personnel and overhead expenses, in connection with the services provided to the Company under the Advisory Agreement, provided that the Advisor does not receive a specific fee for the activities which generate the expenses to be reimbursed. The Advisor may utilize its employees to provide such services and in certain instances those employees may include the Company’s executive officers.

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates and the Dealer Manager related to the services described above, and any related amounts payable:

	Incurred
	For the Three Months Ended March 31,		Receivable (Payable) as of
			March 31, 2016	December 31, 2015
(in thousands)	2016	2015
Expensed:
Acquisition fees	$7,129	$1,545	$(176)	$(941)
Asset management fees (1)	3,395	875	(1,173)	(961)
Asset management fees related to dispositions (2)	1,466	-	-	-
Other expense reimbursements	890	485	(14)	(119)

Total	$12,880	$2,905	$(1,363)	$(2,021)

Capitalized:
Development acquisition fees (3)	$116	$-	$(39)	$(39)

Additional Paid-In Capital:
Sales commissions	$6,758	$9,397	$(106)	$(498)
Dealer manager fees	4,171	3,401	(123)	(500)
Offering costs	2,570	2,741	143	(377)
Distribution fees (4)	622	-	(250)	(110)

Total	$14,121	$15,539	$(336)	$(1,485)

(1)	Includes asset management fees other than asset management fees related to dispositions.
(2)	These fees were incurred in conjunction with the Company’s sell down of its ownership interest in the BTC Partnership and were netted against the gain from the sale. Amount is included in net loss on sell down of joint venture ownership interest on the condensed consolidated statements of operations.
(3)	Development acquisition fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on the Company’s condensed consolidated balance sheets.
(4)	Amount payable is included in distributions payable on the condensed consolidated balance sheets. As of March 31, 2016, approximately $16.4 million in distribution fees may be paid to the Dealer Manager within the next five years to the extent such fees become contractually payable.

Joint Venture Agreement

The BTC Partnership (described in “Note 5”) is required to pay the General Partner, a subsidiary of the Company that serves as the general partner of the BTC Partnership, certain fees for advisory services provided in accordance with the terms of the joint venture agreement. The advisory services include acquisition and asset management services and, to the extent applicable, development management and development oversight services. Effective February 2015, the General Partner and the Advisor entered into an agreement (the “Services Agreement”), pursuant to which the General Partner appointed the Advisor to provide the advisory services to the BTC Partnership and assigned to the Advisor the fees payable for providing such services. As a result of the payment of the fees pursuant to the Services Agreement, the fees payable to the Advisor pursuant to the Advisory Agreement will be reduced by the product of (i) the fees actually paid to the Advisor pursuant to the Services Agreement, and (ii) the percentage interest of the joint venture owned by the IPT Partners. In addition, the General Partner has agreed to share with the Advisor a portion of any incentive distributions paid to the General Partner by the BTC Partnership in an amount equal to 60% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners. Further, the Services Agreement provides that it will terminate upon termination of the Advisory Agreement with the exception that if the Advisory Agreement is terminated other than for “cause,” the Advisor shall have the right, in its sole discretion, to require the General Partner to seek the consent of the BCIMC Limited Partner to sell 50% of the General Partner’s general partner interest in the BTC Partnership to the Advisor for the fair market value of the interest. In such event, the General Partner will seek the BCIMC Limited Partner’s consent to the sale and the admission of the Advisor as an administrative general partner of the BTC Partnership. If the Advisor is made the administrative general partner, then the Services Agreement will terminate and the Advisor will continue to provide the advisory services to the BTC Partnership and receive the same fees and the same portion of any incentive distributions as those to which the Advisor was entitled under the Services Agreement prior to its termination, but the Advisor will not control or manage the BTC Partnership. If the BCIMC Limited Partner does not provide its consent or if the Advisor determines not to purchase the interest, then the Services Agreement will terminate. For the three months ended March 31, 2016 and 2015, the BTC Partnership incurred approximately $0.4 million and $0.7 million, respectively, in acquisition and asset management fees which were paid to the Advisor pursuant to the Services Agreement.

As of March 31, 2016, the BTC Partnership had amounts payable to the Company of approximately $4.4 million, which were recorded in due from affiliates on the condensed consolidated balance sheets.

Expense Support Agreement

In October 2013, the Company entered into an Expense Support and Conditional Reimbursement Agreement (as amended, the “Expense Support Agreement”) with the Operating Partnership and the Advisor. Pursuant to the Expense Support Agreement, the Advisor has agreed to defer payment of all or a portion of the asset management fee otherwise payable to it pursuant to the Advisory Agreement if Company-defined funds from operations (“CDFFO”), as disclosed in the Company’s quarterly and annual reports, for a particular quarter is less than the aggregate distributions that would have been declared for such quarter assuming daily distributions at a specified quarterly rate per share of common stock (the “Baseline Distributions”). Baseline Distributions were equal to: $0.11250 per share from January 1 through June 30, 2014; $0.11875 per share from July 1 through September 30, 2014; and $0.1250 per share from October 1, 2014 through June 30, 2015. In addition, pursuant to the Expense Support Agreement that was in effect through June 30, 2015, prior to the amendment and restatement of the agreement as described below, the Advisor, in its sole discretion, could elect to fund certain expenses of the Company and the Operating Partnership as expense support payments. Subject to certain conditions and limitations, the Advisor is entitled to reimbursement from the Company for any asset management fees that were deferred and any expense support payments that it made pursuant to the agreement that was in effect through June 30, 2015. The amounts potentially reimbursable to the Advisor will begin to expire within three years after the quarter in which such reimbursable amount originated. The amounts deferred or supported through June 30, 2015, will begin to expire in the fourth quarter of 2016 and will fully expire in the second quarter of 2018. As of March 31, 2016, the cumulative amount of expense support deferred or paid by the Advisor was approximately $7.4 million, of which approximately $5.4 million is potentially reimbursable to the Advisor.

The Expense Support Agreement was amended and restated on August 14, 2015, effective from July 1, 2015 through June 30, 2018. Pursuant to the amended and restated Expense Support Agreement, for the period from July 1, 2015 through June 30, 2018, Baseline Distributions means the aggregate cash distributions that are declared on the Company’s common stock in accordance with the quarterly distribution rate for such quarter; provided that for purposes of calculating the amount of payment by the Advisor pursuant to the agreement, such amount will not exceed the amount that would have been declared on shares of the Company’s common stock assuming a quarterly distribution rate of $0.13515 per share (which is the rate that the Company’s board of directors authorized for the fourth quarter of 2015 and the first and second quarters of 2016 with respect to the Company’s Class A shares and Class T shares less the annual distribution fees that are payable monthly with respect to such Class T shares, as calculated on a daily basis). Starting with any asset management fees waived pursuant to the agreement on or after July 1, 2015, the Advisor will not be entitled to reimbursement from the Company.

In addition, beginning on July 1, 2015 and ending upon the termination or expiration of the agreement, if, in a given calendar quarter, the Company’s CDFFO is less than the Baseline Distributions for such quarter, and the waived asset management fee is not sufficient to satisfy the shortfall for such quarter (a “Deficiency”), the Advisor will be required to fund certain expenses of the Company or the Operating Partnership in an amount equal to such Deficiency. Starting with any such payments made by the Advisor on or after July 1, 2015 to cover a Deficiency, the Advisor is not entitled to reimbursement from the Company. The Expense Support Agreement, as amended, will govern all waivers and payments made by the Advisor from July 1, 2015 through the second quarter of 2018. The Advisor still will be entitled to reimbursement of amounts owed to it by the Company prior to July 1, 2015 pursuant to the prior versions of the agreement in accordance with the terms thereof.

For the period beginning on July 1, 2015 and terminating on the earlier of the expiration or termination of the agreement, in no event will the aggregate of the waived asset management fees and the Deficiency support payments, when added to all amounts deferred or paid by the Advisor prior to August 14, 2015 under the prior versions of the Expense Support Agreement (approximately $5.4 million), exceed $30.0 million (the “Maximum Amount”).

Although the Expense Support Agreement has an effective term through June 30, 2018, it may be terminated prior thereto without cause or penalty by a majority of the Company’s independent directors upon 30 days’ written notice to the Advisor. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Advisory Agreement, (ii) the delivery by the Company of notice to the Advisor of the Company’s intention to terminate or not renew the Advisory Agreement, (iii) the Company’s completion of a liquidity event or (iv) the time the Advisor has deferred, waived or paid the Maximum Amount. Except with respect to the early termination events described above, any obligation of the Advisor to make payments under the Expense Support Agreement with respect to the calendar quarter ending June 30, 2018 will remain operative and in full force and effect through the end of such quarter.

The table below provides information regarding expense support payment obligations incurred by the Advisor:

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Asset management fees	$267	$542
Other expense support	-	-

Total expense support from the Advisor (1)	$267	$542

(1)	As of March 31, 2016, approximately $0.3 million of expense support was payable to the Company by the Advisor.

11.	COMMITMENTS AND CONTINGENCIES

The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its investments.

Environmental Matters

A majority of the properties the Company acquires are subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations as of March 31, 2016.

12.	SUBSEQUENT EVENTS

Status of Offering

A summary of the Company’s public offering as of May 3, 2016, is as follows:

(in thousands)	Class A	Class T	Total
Amount of gross proceeds raised:
Primary offering	$916,917	$339,871	$1,256,788
DRIP offering	21,906	2,151	24,057

Total offering	$938,823	$342,022	$1,280,845

Number of shares sold:
Primary offering	90,527	34,576	125,103
DRIP offering	2,239	219	2,458

Total offering	92,766	34,795	127,561

As of May 3, 2016, approximately $719.2 million in shares of our common stock remained available for sale pursuant to the Offering in any combination of Class A shares or Class T shares, including $475.9 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.

Acquisitions Under Contract

On April 21, 2016, the Company entered into a purchase agreement to acquire seven industrial buildings totaling approximately 3.0 million square feet (the “National Distribution Portfolio II”). The National Distribution Portfolio II is located in the Southern California, Atlanta, Louisville, Chicago, and Charlotte markets and is 100% occupied by 12 customers with a weighted-average remaining lease term (based on square feet) of 1.8 years. The total purchase price is expected to be approximately $187.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase agreement, the Company deposited $7.5 million into an escrow account. Pursuant to the terms of the Advisory Agreement, the Company expects to pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of the National Distribution Portfolio II. The Company plans to fund the acquisition using proceeds from the Offering and debt financing. The acquisition of the National Distribution Portfolio II is expected to close during the second quarter of 2016, but there can be no assurance the acquisition will be completed. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If the Company does not close on the acquisition, there are circumstances under which it may forfeit its deposit.

Derivative Instrument

In April 2016, the Company entered into an interest swap agreement to hedge LIBOR on its $92.4 million variable-rate mortgage note. The interest rate swap had an effective date of April 2016 and fixed LIBOR at 1.60%, with an all-in interest rate of 3.45%, depending on the Company’s consolidated leverage ratio. The interest rate swap will expire in January 2023.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the terms “we,” “our,” or “us” refer to Industrial Property Trust Inc. and its consolidated subsidiaries. The following discussion and analysis should be read together with our unaudited condensed consolidated financial statements and notes thereto included in this Quarterly Report on Form 10-Q.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements relate to, without limitation, rent and occupancy growth, general conditions in the geographic area where we operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “project,” or the negative of these words or other comparable terminology. These statements are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Our ability to continue to raise capital in the Offering and effectively deploy the proceeds in accordance with our investment strategy and objectives;

•	The failure of properties to perform as we expect;

•	Risks associated with acquisitions, dispositions and development of properties;

•	Our failure to successfully integrate acquired properties and operations;

•	Unexpected delays or increased costs associated with any development projects;

•	The availability of cash flows from operating activities for distributions and capital expenditures;

•	Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

•	Difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;

•	Legislative or regulatory changes, including changes to the laws governing the taxation of REITs;

•	Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;

•	Conflicts of interest arising out of our relationships with Industrial Property Advisors Group LLC (the “Sponsor”), the Advisor, and their affiliates;

•	Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;

•	Increases in interest rates, operating costs, or greater than expected capital expenditures;

•	Changes to GAAP; and

•	Our ability to continue to qualify as a REIT.

Any of the assumptions underlying forward-looking statements could prove to be inaccurate. Our stockholders are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report on Form 10-Q. All forward-looking statements are made as of the date of this Quarterly Report on Form 10-Q and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report on Form 10-Q will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Quarterly Report on Form 10-Q, whether as a result of new information, future events, changed circumstances, or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report on Form 10-Q, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report on Form 10-Q will be achieved.

OVERVIEW

General

Industrial Property Trust Inc. is a Maryland corporation formed on August 28, 2012 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2013, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.

In July 2013, we commenced an initial public offering of up to $2.0 billion in shares of our common stock (the “Offering”), including $1.5 billion in shares of common stock offered at a price of $10.00 per share and $500.0 million in shares offered under our distribution reinvestment plan at a price of $9.50 per share. In September 2013, we broke escrow for the Offering, and in January 2014, we acquired our first property and began real estate operations.

On August 13, 2015, our board of directors unanimously approved an estimated NAV of our common stock of $9.24 per share based on the number of shares issued and outstanding as of June 30, 2015. The methodology used to determine the estimated NAV per share was determined in accordance with our valuation policy, utilizing certain guidelines applicable to non-traded REITs. See our 2015 Form 10-K for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated NAV per share.

In connection with the determination of the estimated NAV per share, effective as of August 13, 2015, our board of directors determined to reclassify our common stock into Class A shares and Class T shares. We filed a post-effective amendment to our registration statement on August 14, 2015 in order to offer both classes of shares of our common stock as part of the Offering. On August 19, 2015, the SEC declared our post-effective amendment effective and we began offering for sale up to $1.5 billion in shares of common stock at a price of $10.44 per Class A share and $9.83 per Class T share, and up to $500.0 million in shares under our distribution reinvestment plan at a price of $9.92 per Class A share and $9.83 per Class T share. In each case, the offering price was arbitrarily determined by our board of directors by taking our estimated NAV as of June 30, 2015 of $9.24 per share and adding the respective per share up-front sales commissions, dealer manager fees and organization and offering expenses to be paid with respect to Class A shares and Class T shares, such that after the payment of such commissions, fees and expenses, the net proceeds to us is the same for both Class A shares and Class T shares. Accordingly, the estimated NAV per share of our common stock as of June 30, 2015 is 11.5% and 6.0%, respectively, lower than the offering prices with respect to Class A shares and Class T shares. The differences between the offering prices and the actual value per share will fluctuate depending on the actual value of our assets per share at any given point in time.

As of March 31, 2016, we had raised gross proceeds of approximately $1.2 billion from the sale of 122.8 million shares of our common stock in the Offering, including shares issued under our distribution reinvestment plan. As of that date, approximately $766.6 million in shares of our common stock remained available for sale pursuant to the Offering in any combination of Class A shares or Class T shares, including $484.0 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in the primary offering. See “Note 8 to the Condensed Consolidated Financial Statements” for information concerning the Offering.

As of March 31, 2016, we owned and managed, either directly or through our 20.0% ownership interest in the BTC Partnership, a real estate portfolio that included properties with an aggregate total purchase price of approximately $2.0 billion, comprised of 188 industrial buildings totaling approximately 26.3 million square feet located in 23 markets throughout the U.S., with 377 customers, and was 88.9% occupied (93.4% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of March 31, 2016:

•	180 industrial buildings totaling approximately 25.0 million square feet comprised our operating portfolio, which includes stabilized properties, and was 92.1% occupied (95.4% leased).

•	Eight industrial buildings totaling approximately 1.3 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

As of March 31, 2016, we owned and managed approximately 3.7 million square feet of the total 26.3 million square feet (discussed above) through our ownership interest in the BTC Partnership. Additionally as of that date, the BTC Partnership had two buildings under construction totaling approximately 0.6 million square feet, and three buildings in the pre-construction phase for an additional 1.6 million square feet.

We have used, and intend to continue to use, the net proceeds from the Offering primarily to make investments in real estate assets. We may use the net proceeds from the Offering to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in the Offering, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

•	Preserving and protecting our stockholders’ capital contributions;

•	Providing current income to our stockholders in the form of regular cash distributions; and

•	Realizing capital appreciation upon the potential sale of our assets or other liquidity events.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.

Industrial Real Estate Outlook

The U.S. industrial property sector continues to benefit from: (i) positive overall growth in U.S. gross domestic product (“GDP”) during each of the past six years; (ii) increased domestic consumer spending, including significant growth in online retailing (or e-commerce); (iii) underlying trends in both population and employment growth; (iv) strong positive net absorption (the net change in total occupied industrial space) and rent growth in our target markets; and (v) an evolving supply chain network resulting from e-commerce, omni-channel retailing and same-day delivery strategies. Overall, U.S. economic activity has been expanding at a moderate pace based on certain market indicators such that the Federal Reserve raised its key interest rate in December 2015 for the first time since 2006.

These positive fundamentals in the U.S. economy occurred against the backdrop of significant events in the global economy that could continue to have an adverse impact over the next several quarters. China’s economic growth slowed considerably in 2015, causing a decrease in Chinese demand for imports which, in turn, negatively affected the economies of many countries around the world whose trade with China accounts for a meaningful portion of their respective GDP. Additionally, the European economy struggled to gain sustained momentum causing policy makers to lower interest rates and increase quantitative easing in an effort to increase historically low inflation rates. Finally, the price of oil, gas and certain commodities declined significantly in 2015, negatively impacting both oil and commodity-based economies, as well as industries focused on those sectors. All of these factors contributed to a strengthening of the U.S. dollar against most global currencies, effectively increasing the price of U.S. goods, and in turn, adversely impacting global demand for U.S. goods and services.

Despite global uncertainties, U.S. industrial real estate continues to be a primary investment segment for both domestic and foreign sources of capital. The continued modest growth of the U.S. economy has led to improving real estate fundamentals. Both U.S. GDP and consumer spending indicators remain positive and we believe will continue growing over the next several quarters. This is a positive indicator for the segment as there is a high correlation between these statistics and industrial warehouse demand. Further, forecasted growth in both employment and population levels is expected to drive consumer spending growth over the longer-term, leading to increased utilization of distribution warehouses.

Growth in export/import levels should continue to generate increased demand for industrial space in key U.S. logistics markets resulting in positive net absorption and, combined with relatively low levels of new supply, provides prospects for continued rent growth for the foreseeable future. However, certain sectors and markets may be disproportionately impacted by the strengthening dollar and continued weakness in the oil and gas sector. For example, the strengthening U.S. dollar could increase import volume yet decrease domestic manufacturing production, both of which could influence the fundamentals and valuation of industrial real estate. In addition, continued volatility in the oil, gas and certain commodities markets could affect markets that have a large percentage of employment tied to those industries, such as Houston, Texas.

Technological advancements, shifting consumer preferences, and the resultant supply-chain innovations have supported the growth of e-commerce. The volume of retail goods purchased online continues to grow at a brisk pace and comprises an increasing proportion of total retail sales. As online sales grow and more retailers adapt to changing consumer preferences and technologies, the need for highly-functional warehouse space near major cities is expected to increase.

Lending terms for direct commercial real estate loans and unsecured REIT financings have continued to improve; however, this trend may not continue, which could affect our ability to finance future operations and acquisition and development activities. We have managed, and expect to continue to manage, our financing strategy under the current mortgage lending and corporate financing environment by considering various lending sources, which may include long-term fixed rate mortgage loans, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and assuming existing loans in connection with certain property acquisitions, or any combination of the foregoing.

Summary of 2016 Activities

During the three months ended March 31, 2016, we completed the following activities:

•	We raised $198.3 million of gross equity capital from the Offering.

•	We directly acquired 35 industrial buildings, comprised of approximately 5.6 million square feet for an aggregate total purchase price of approximately $353.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We funded these acquisitions with proceeds from the Offering and debt financings.

•	In January 2016, we entered into five interest rate swap agreements to hedge LIBOR on our term loan for an aggregate notional amount of $250.0 million. The interest rate swaps became effective in January 2016 and effectively fixed LIBOR at a weighted-average of 1.17%, with an all-in interest rate ranging from 2.52% to 3.37%, depending on our consolidated leverage ratio. The interest rate swaps will expire in October 2020.

•	In January 2016, the IPT Limited Partner sold and assigned to the BCIMC USA Limited Partner a portion of its interest in the BTC Partnership equal to a 31.0% interest in the BTC Partnership for a purchase price equal to $58.6 million. As a result of this transaction, the IPT Partners collectively have a 20.0% ownership interest in the joint venture and the BCIMC Limited Partner, together with the BCIMC USA Limited Partner, own the remaining 80.0% interest.

•	As of March 31, 2016, we owned and managed, either directly or through our 20.0% ownership interest in the BTC Partnership, a real estate portfolio comprised of 188 industrial buildings totaling approximately 26.3 million square feet located in 23 markets throughout the U.S.

Portfolio Information

Our total owned and managed portfolio was as follows:

	As of
(square feet in thousands)	March 31 2016	December 31, 2015	March 31, 2015
Portfolio data:
Consolidated buildings	166	131	41
Unconsolidated buildings	22	21	7

Total buildings	188	152	48

Rentable square feet of consolidated buildings	22,586	16,956	5,180
Rentable square feet of unconsolidated buildings	3,703	3,602	1,984

Total rentable square feet	26,289	20,558	7,164

Total number of customers (1)	377	310	103
Percent occupied of operating portfolio (1)(2)(3)	92.1%	93.2%	98.4%
Percent occupied of total portfolio (1)(2)	88.9%	91.1%	80.4%
Percent leased of operating portfolio (1)(2)(3)	95.4%	97.4%	98.4%
Percent leased of total portfolio (1)(2)	93.4%	95.6%	80.4%

(1)	Represents our total portfolio, which includes our consolidated and unconsolidated properties.
(2)	See “Overview—General” above for a description of our operating portfolio and our total portfolio (which includes our operating and development and value-add portfolios) and for a description of the occupied and leased rates.

(3)	Occupied and leased rates decreased from December 31, 2015 to March 31, 2016 primarily due to our acquisition of the National Distribution Portfolio, which added 2.6 million square feet to our total portfolio and operating portfolio, and was 82.3% occupied and leased at the time of acquisition. We expect the occupied and leased rates to increase over the next 12 months through our active leasing efforts with respect to the vacant space in the portfolio.

We are currently in the acquisition phase of our life cycle and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through the Offering. Accordingly, our operating results for the three months ended March 31, 2016 and 2015 are not directly comparable, nor are our results of operations for the three months ended March 31, 2016 indicative of those expected in future periods. We believe that our revenues, operating expenses and interest expense will continue to increase in future periods as a result of continued growth in our portfolio and as a result of the incremental effect of anticipated future acquisitions of industrial real estate properties.

Results for the Three Months Ended March 31, 2016 Compared to the Same Period in 2015

The following table summarizes our results of operations for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. “Other properties” includes buildings not meeting the same store criteria. The same store operating portfolio for the three month periods presented below included 32 buildings totaling 3.6 million square feet owned as of January 1, 2015, which represented only 16% of total rentable square feet or 18% of total revenues as of March 31, 2016.

	For the Three Months Ended March 31,
(in thousands, except per share data)	2016	2015	Change
Rental revenues:
Same store operating properties	$5,969	$6,156	$(187)
Other properties	27,283	2,095	25,188

Total rental revenues	33,252	8,251	25,001

Rental expenses:
Same store operating properties	(1,607)	(1,552)	(55)
Other properties	(7,533)	(617)	(6,916)

Total rental expenses	(9,140)	(2,169)	(6,971)

Net operating income:
Same store operating properties	4,362	4,604	(242)
Other properties	19,750	1,478	18,272

Total net operating income	24,112	6,082	18,030

Other income and expenses:
Real estate-related depreciation and amortization	(18,299)	(4,569)	(13,730)
General and administrative expenses	(1,799)	(1,066)	(733)
Asset management fees, related party	(3,395)	(875)	(2,520)
Acquisition expenses, related party	(7,129)	(1,545)	(5,584)
Acquisition expenses	(3,152)	(1,895)	(1,257)
Equity in loss of unconsolidated joint venture	(392)	(427)	35
Interest expense and other	(4,155)	(1,286)	(2,869)
Loss on sell down of joint venture partnership ownership	(64)	-	(64)
Expense support from Advisor	267	542	(275)

Total other income and expenses	(38,118)	(11,121)	(26,997)
Net loss	(14,006)	(5,039)	(8,967)
Net loss attributable to noncontrolling interests	-	-	-

Net loss attributable to common stockholders	$(14,006)	$(5,039)	$(8,967)

Weighted-average shares outstanding	114,323	28,485	85,838

Net loss per common share - basic and diluted	$(0.12)	$(0.18)	$0.06

Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market lease assets and liabilities, and tenant reimbursement revenue. Total rental revenues increased by approximately $25.0 million for the three months ended March 31, 2016, as compared to the same period in 2015, primarily due to an increase in non-same store revenues, which was attributable to the growth in our portfolio. For the three months ended March 31, 2016, non-same store rental revenues reflects the addition of 132 buildings we have acquired since January 1, 2015. Same store rental revenues for the three months ended March 31, 2015 decreased slightly by $0.2 million as compared to the same period in 2015, primarily due to a lower occupancy rate. Same store occupancy decreased from 99.4% as of March 31, 2015 to 96.0% as of March 31, 2016, primarily due to two leases totaling 0.1 million square feet, or 3.2% of total square footage of the same store pool, expiring during 2015.

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by approximately $7.0 million for the three months ended March 31, 2016, as compared to the same period in 2015, primarily due to an increase in non-same store rental expenses attributable to the significant growth in our portfolio since January 1, 2015. Same store rental expenses for the three months ended March 31, 2016 increased slightly primarily due to higher real estate taxes as compared to the same period in 2015.

Other Income and Expenses. Other income and expenses increased by $27.0 million for the three months ended March 31, 2016, as compared to the same period in 2015, primarily due to:

•	an increase in real estate related depreciation and amortization expense and asset management fees as a result of our first quarter 2016 acquisition activity as well as a full quarter of ownership of our 2015 acquisitions;

•	an increase in acquisition-related expenses as a result of higher acquisition activity during the three months ended March 31, 2016 as compared to the same period in 2015;

•	an increase in interest expense that was primarily due to: (i) higher average net borrowings under our line of credit of $108.3 million for the three months ended March 31, 2016, as compared to the same period in 2015; (ii) new financings under a term loan and mortgages for an aggregate amount of $442.4 million; and (iii) a higher weighted-average interest rate of 2.35% as of March 31, 2016, as compared to 2.08% as of March 31, 2015;

•	an increase in general and administrative expenses that was primarily due to: (i) reimbursement of personnel expenses of the Advisor and its affiliates; (ii) higher transfer agent costs incurred due to an increased level of equity raised; and (iii) higher accounting and legal expenses incurred primarily as a result of a higher level of acquisition activity; and

•	lower expense support from the Advisor pursuant to the Expense Support Agreement due to an improving level of operating cash flow.

ADDITIONAL MEASURES OF PERFORMANCE

Net Operating Income (“NOI”)

We define NOI as GAAP rental revenues less GAAP rental expenses. For the three months ended March 31, 2016, NOI was $24.1 million, as compared to $6.1 million, for the three months ended March 31, 2015. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, acquisition-related expenses, general and administrative expenses, and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe our net loss, as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to “Results of Operations—Results for the Three Months Ended March 31, 2016 Compared to the Same Periods in 2015” above for a reconciliation of our net loss to NOI for the three months ended March 31, 2016 and 2015.

Funds from Operations (“FFO”), Company-Defined FFO and Modified Funds from Operations (“MFFO”)

We believe that FFO, Company-defined FFO, and MFFO, in addition to net loss and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor pursuant to the Expense Support Agreement described in “Note 10 to the Condensed Consolidated Financial Statements” are included in determining our net loss, which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received expense support from the Advisor, our FFO, Company-defined FFO and MFFO would have been lower. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization and gains or losses on sales of assets. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on sales of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and gains or losses on sales of assets, and also excludes acquisition-related costs (including acquisition fees paid to the Advisor) and organization costs, each of which are characterized as expenses in determining net loss under GAAP. Organization costs are excluded as they are paid in cash and relate to costs paid in conjunction with the organization of the Company. The purchase of operating properties is a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment or reimbursement of these acquisition-related costs, then such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. As such, Company-defined FFO may not be a complete indicator of our operating performance, especially during periods in which properties are being acquired, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.

MFFO. As defined by the Investment Program Association (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization and gains or losses on sales of assets, but includes organization costs. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.

We are currently in the acquisition phase of our life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. In addition, management does not include organization costs as those costs are also not expected to be incurred now that we have commenced operations. We use Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. We believe Company-defined FFO and MFFO facilitate a comparison to other REITs that are not engaged in significant acquisition activity and have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of net loss to FFO, Company-defined FFO and MFFO:

	For the Three Months Ended March 31,		For the Period From Inception (August 28, 2012) to March 31, 2016
(in thousands, except per share data)	2016	2015
GAAP net loss applicable to common stockholders	$(14,006)	$(5,039)	$(63,481)

GAAP net loss per common share	$(0.12)	$(0.18)	$(2.48)

Reconciliation of GAAP net loss to NAREIT FFO:
GAAP net loss applicable to common stockholders	$(14,006)	$(5,039)	$(63,481)
Add NAREIT-defined adjustments:
Real estate-related depreciation and amortization	18,299	4,569	50,544
Our share of real estate-related depreciation and amortization of unconsolidated joint venture	700	252	3,339
Net loss on sell down of joint venture ownership interests	64	-	64

NAREIT FFO applicable to common stockholders	$5,057	$(218)	$(9,534)

NAREIT FFO per common share	$0.04	$(0.01)	$(0.37)

Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO applicable to common stockholders	$5,057	$(218)	$(9,534)
Add Company-defined adjustments:
Acquisition costs	10,281	3,440	54,249
Our share of acquisition costs of unconsolidated joint venture	112	340	1,597
Organization costs	-	-	93

Company-defined FFO applicable to common stockholders	$15,450	$3,562	$46,405

Company-defined FFO per common share	$0.14	$0.13	$1.81

Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO applicable to common stockholders	$15,450	$3,562	$46,405
Deduct MFFO adjustments:
Straight-line rent and amortization of above/below market leases	(2,335)	(1,070)	(8,320)
Our share of straight-line rent and amortization of above/below market leases of unconsolidated joint venture	(129)	(55)	(632)
Organization costs	-	-	(93)

MFFO applicable to common stockholders	$12,986	$2,437	$37,360

MFFO per common share	$0.11	$0.09	$1.46

Weighted-average shares outstanding	114,323	28,485	25,568

We believe that: (i) our FFO of $5.1 million, or $0.04 per share, as compared to the total distributions declared (which are paid in cash or reinvested in shares of our common stock through our DRIP shares) in the amount of $15.5 million, or $0.14 per share, for the three months ended March 31, 2016; and (ii) our FFO loss of $9.5 million, or $0.37 per share, as compared to the total distributions declared (which are paid in cash or reinvested in DRIP shares) of $46.5 million, or $1.34 per share, for the period from Inception (August 28, 2012) to March 31, 2016, are not indicative of future performance as we are in the acquisition phase of our life cycle. See “Capital Resources and Uses of Liquidity—Distributions” below for details concerning our distributions, which are paid in cash or reinvested in shares of our common stock by participants in our distribution reinvestment plan.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements during the acquisition phase of our life cycle are, and will continue to be, net proceeds from the Offering, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, cash resulting from the expense support provided by the Advisor, and cash generated from operating activities. Our principal uses of funds are, and will continue to be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, and distributions to our stockholders. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. There may be a delay between the deployment of proceeds raised from the Offering and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.

We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing activities should be sufficient to meet our anticipated future acquisition, operating, debt service and distribution requirements.

Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Three Months Ended March 31,
(in thousands)	2016	2015
Total cash provided by (used in):
Operating activities	$(785)	$(591)
Investing activities	(291,437)	(48,191)
Financing activities	293,589	51,300

Net increase in cash	$1,367	$2,518

Cash used in operating activities during the three months ended March 31, 2016 increased by approximately $0.2 million as compared to the same period in 2015, primarily as a result of strong growth in net operating cash flow from our properties, offset by a greater level of cash used for net working capital growth. Cash used in investing activities during the three months ended March 31, 2016 increased by approximately $243.2 million as compared to the same period in 2015, primarily due to our acquisition activity in the amount of $340.3 million during the three months ended March 31, 2016, which was partially offset by $57.2 million of net proceeds we received from the sell down of our ownership interest in the BTC Partnership. Cash provided by financing activities during the three months ended March 31, 2016 increased by approximately $242.3 million as compared to the same period in 2015, primarily due to raising net proceeds of $178.1 million from the Offering, as well as an increase in our net borrowings of $120.9 million during the three months ended March 31, 2016.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loan. As of March 31, 2016, we had $750.0 million of commitments under our credit agreement, including $500.0 million under our line of credit and $250.0 million under our term loan. As of that date, we had approximately $295.0 million outstanding under our line of credit with an interest rate of 1.84% and $250.0 million outstanding under our term loan with an interest rate of 2.52%, which includes the effect of the interest rate swap agreements. The unused and available portion under our line of credit was $205.0 million. We have the ability to increase the size of the aggregate commitments under our credit agreement by an additional $250.0 million up to a total of $1.0 billion, subject to certain conditions. Our line of credit matures in January 2020, and may be extended pursuant to a one-year extension option, subject to certain conditions, including the payment of an extension fee. Our term loan matures in January 2021. Our line of credit and term loan borrowings are available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments. Refer to “Note 6 to the Condensed Consolidated Financial Statements” for additional information regarding our line of credit and term loan.

Mortgage Notes. As of March 31, 2016, we had property-level borrowings of approximately $192.4 million outstanding. These borrowings are secured by mortgages or deeds of trust and related assignments and security interest in the collateralized properties, and had a weighted-average interest rate of 2.93%. The proceeds from our mortgage notes were used to partially finance certain of our acquisitions. Refer to “Note 6 to the Condensed Consolidated Financial Statements” for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all debt covenants as of March 31, 2016.

Offering Proceeds. As of March 31, 2016, the amount of aggregate gross proceeds raised from the Offering was $1.2 billion ($1.1 billion net of direct selling costs).

Distributions. We intend to continue to make distributions on a quarterly basis. For the three months ended March 31, 2016, 100% of our total distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically 48.0% were funded with proceeds from financing activities, which consisted of debt financings, and 52.0% were funded with proceeds from the issuance of DRIP shares. Some or all of our future distributions may continue to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings and net proceeds from primary shares sold in the Offering, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Advisor or its affiliates, cash resulting from the Advisor or its affiliates paying certain of our expenses, proceeds from the sales of assets, and our cash balances. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board. For the second quarter of 2016, our board of directors authorized daily distributions to all common stockholders of record as of the close of business on each day of the second quarter of 2016 at a quarterly rate of $0.13515 per Class A share of common stock, and $0.13515 per Class T share of common stock less the annual distribution fees that are payable monthly with respect to such Class T shares (calculated on a daily basis). Cash distributions for the second quarter of 2016 will be aggregated and paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan, on a date determined by us that is no later than July 15, 2016.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to utilize cash flows from financing activities, as determined on a GAAP basis, and cash resulting from the expense support received from the Advisor to pay distributions, which if insufficient could negatively impact our ability to pay such distributions. See “Note 10 to the Condensed Consolidated Financial Statements” for further detail regarding the Expense Support Agreement.

The following table outlines sources used, as determined on a GAAP basis, to pay total distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Source of Distributions
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Financing Activities (2)		Proceeds from Issuance of DRIP Shares (3)		Total Distributions
2016
March 31	$-	- %	$7,410	48.0%	$8,040	52.0%	$15,450

Total	$-	- %	$7,410	48.0%	$8,040	52.0%	$15,450

2015
December 31	$-	- %	$4,899	47.4%	$5,443	52.6%	$10,342
September 30	-	-	3,392	47.7	3,725	52.3	7,117
June 30	2,700	48.2	-	-	2,900	51.8	5,600
March 31	-	-	1,756	49.3	1,806	50.7	3,562

Total	$2,700	10.1%	$10,047	37.8%	$13,874	52.1%	$26,621

(1)	For the quarters ended March 31, 2016, December 31, 2015, September 30, 2015, June 30, 2015, and March 31, 2015, the Advisor provided expense support of $0.3 million, $1.4 million, $0.4 million, $1.0 million and $0.5 million, respectively.
(2)	For the periods presented, all distributions provided by financing activities were funded from debt financings.
(3)	Stockholders may elect to have distributions reinvested in shares of our common stock through our distribution reinvestment plan.

Refer to “Note 8 to the Condensed Consolidated Financial Statements” for further detail on distributions.

Redemptions. For the three months ended March 31, 2016 and 2015, we received eligible redemption requests related to 59,192 and 303 shares of our common stock, respectively, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $570,000, or an average price of $9.63 per share, and approximately $2,800, or an average price of $9.25 per share, respectively. Based on the estimated NAV per share of our common stock determined by our board of directors on August 13, 2015, we have repurchased shares of our common stock above the estimated NAV per share and, accordingly, these repurchases have been dilutive to our remaining stockholders. We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the “Quarterly Redemption Cap” which will equal the lesser of (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is 12 months prior to the end of the current quarter and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, less the number of shares redeemed in the most recently completed quarter in excess of such quarter’s applicable redemption cap due to qualifying death or disability requests of a stockholder or stockholders during such quarter, which amount may be less than the Aggregate Redemption Cap described below. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan are not at a level sufficient to fund redemption requests, subject to the limitations as discussed in Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program,” our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period (referred to herein as the “Aggregate Redemption Cap” and together with the Quarterly Redemption Cap, the “Redemption Caps”) unless permitted to do so by applicable regulatory authorities. In addition, our board of directors has reserved the right to apply the Quarterly Redemption Cap on a per class basis as described in Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program.”

Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. If our board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days’ prior notice, which we will provide by filing a Current Report on Form 8-K with the SEC.

SUBSEQUENT EVENTS

Status of Offering

A summary of our public offering as of May 3, 2016, is as follows:

(in thousands)	Class A	Class T	Total
Amount of gross proceeds raised:
Primary offering	$916,917	$339,871	$1,256,788
DRIP offering	21,906	2,151	24,057

Total offering	$938,823	$342,022	$1,280,845

Number of shares sold:
Primary offering	90,527	34,576	125,103
DRIP offering	2,239	219	2,458

Total offering	92,766	34,795	127,561

As of May 3, 2016, approximately $719.2 million in shares of common stock remained available for sale pursuant to the Offering, including $475.9 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in the primary offering.

Acquisitions Under Contract

On April 21, 2016, we entered into a purchase agreement to acquire seven industrial buildings totaling approximately 3.0 million square feet (the “National Distribution Portfolio II”). The National Distribution Portfolio II is located in the Southern California, Atlanta, Louisville, Chicago, and Charlotte markets and is 100% occupied by 12 customers with a weighted-average remaining lease term (based on square feet) of 1.8 years. The total purchase price is expected to be approximately $187.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase agreement, we deposited $7.5 million into an escrow account. Pursuant to the terms of the Advisory Agreement, we expect to pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of the National Distribution Portfolio II. We plan to fund the acquisition using proceeds from the Offering and debt financing. The acquisition of the National Distribution Portfolio II is expected to close during the second quarter of 2016, but there can be no assurance the acquisition will be completed. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit our deposit.

Derivative Instrument

In April 2016, we entered into an interest swap agreement to hedge LIBOR on our $92.4 million variable-rate mortgage note. The interest rate swap had an effective date of April 2016 and fixed LIBOR at 1.60%, with an all-in interest rate of 3.45%, depending on our consolidated leverage ratio. The interest rate swap will expire in January 2023.

CONTRACTUAL OBLIGATIONS

A summary of future obligations as of December 31, 2015 was disclosed in our 2015 Form 10-K. Except as otherwise disclosed in “Note 6 to the Condensed Consolidated Financial Statements” relating to our debt obligations, there were no material changes outside the ordinary course of business.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2016, we had no off-balance sheet arrangements that have or are reasonably likely to have a material effect, on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires: (i) all equity investments to be measured at fair value with changes in fair value recognized in net income; (ii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; and (iii) eliminates the requirement for public entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. ASU 2016-01 is effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. We do not anticipate the adoption of ASU 2016-01 will have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment, by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the effect this guidance will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which provides guidance on recording revenue on a gross basis versus a net basis based on the determination of whether an entity is a principal or an agent when another party is involved in providing goods or services to a customer. ASU 2016-08 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the effect this guidance will have on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our unaudited condensed consolidated financial statements requires significant management judgments, assumptions, and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our condensed consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. For a detailed description of our critical accounting estimates, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 Form 10-K. As of March 31, 2016, our critical accounting estimates have not changed from those described in our 2015 Form 10-K.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of March 31, 2016, our debt instruments consisted of borrowings under our line of credit, term loan, and mortgage notes.

Fixed Interest Rate Debt. As of March 31, 2016, our consolidated fixed interest rate debt consisted of our term loan and a fixed-rate mortgage note, which represented 47.5% of our total consolidated debt. Our term loan was fixed through the use of interest rate swap agreements. Assuming the effects of the interest rate swap agreement we entered into in April 2016 relating to our $92.4 million variable-rate mortgage note, our fixed interest rate debt would represent 60.0% of our total consolidated debt. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of March 31, 2016, the fair value and the carrying value of our consolidated fixed interest rate debt were approximately $349.0 million and $350.0 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on March 31, 2016. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of March 31, 2016, our consolidated variable interest rate debt consisted of borrowings under our line of credit and a variable-rate mortgage note, which represented 52.5% of our total consolidated debt (or 40.0% of our total consolidated debt assuming the effects of the interest rate swap agreement we entered into in April 2016 relating to our $92.4 million variable-rate mortgage note). Interest rate changes in LIBOR could impact our future earnings and cash flows, but would not significantly affect the fair value of the variable interest rate debt instruments. As of March 31, 2016, we were exposed to market risks related to fluctuations in interest rates on $387.4 million of consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of March 31, 2016, would change our annual interest expense by approximately $0.6 million.

Derivative Instruments. As of March 31, 2016, we had five outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $250.0 million expiring in October 2020. See “Note 6 to the Condensed Consolidated Financial Statements” for further detail on our interest rate swaps. We are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed through the use of swaps.

ITEM 4.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2016. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1A.    RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the risk factors discussed in Part I, Item 1A, “Risk Factors” of our 2015 Form 10-K, which could materially affect our business, financial condition, and/or future results. The risks described in our 2015 Form 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and/or operating results.

With the exception of the revised risk factors set forth below, there have been no material changes to the risk factors disclosed in our 2015 Form 10-K.

RISK RELATED TO OUR GENERAL BUSINESS OPERATIONS AND OUR CORPORATE STRUCTURE

A change in U.S. accounting standards regarding operating leases may make the leasing of our properties less attractive to our potential tenants, which could reduce overall demand for our leasing services.

Under current authoritative accounting guidance for leases, a lease is classified by a customer as a capital lease if the significant risks and rewards of ownership are considered to reside with the customer. Under capital lease accounting, both the leased asset and liability are reflected on its the customer’s balance sheet. If the terms of the lease do not meet the criteria for a capital lease, the lease is considered an operating lease and no leased asset or contractual lease obligation is recorded on the customer’s balance sheet. Accordingly, under the current accounting standards for leases, the entry into an operating lease with respect to real property can appear to enhance a customer’s reported financial condition or results of operations in comparison to the customer’s direct ownership of the property.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the FASB issued ASU 2016-02 on February 25, 2016, which substantially changes the current lease accounting standards, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the customer’s balance sheet for all lease arrangements. In addition, ASU 2016-02 will impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the new lease accounting standards, customers may seek to negotiate certain terms within new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms, which would generally have less impact on their balance sheets. Also, customers may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, a delay in investing our offering proceeds, or shorter lease terms, all of which may negatively impact our operations and our ability to pay distributions to our stockholders. The new leasing standard is effective on January 1, 2019, with early adoption permitted.

ERISA RISKS

The U.S. Department of Labor (“DOL”) has issued a final regulation revising the definition of “fiduciary” under ERISA and the Code, which may affect the marketing of investments in our shares.

On April 8, 2016, the DOL issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by IRAs and benefit plans. The final regulation and the related exemptions will become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of shares of our common stock before that date. The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.

ITEM 2.    UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Shares

During the quarter ended March 31, 2016, we issued 12,250 unregistered shares of our common stock under our Private Placement Equity Incentive Plan, which was adopted by our board of directors on February 26, 2015. The issuance of these shares was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, as sales of securities that do not involve a public offering or distribution. No underwriters were involved, no sales commissions or other remuneration was paid and we did not receive any cash proceeds in connection with this issuance.

Use of Proceeds

On July 24, 2013, our Registration Statement on Form S-11 (File No. 333-184126), pursuant to which we are making our initial public offering of up to $2.0 billion in shares of common stock, was declared effective under the Securities Act, and the Offering commenced the same day. The Offering will end on July 24, 2016, unless extended by our board of directors in accordance with federal securities laws. As described Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—General,” our common stock was reclassified into Class A shares and Class T shares in August 2015 and we are currently offering both classes of shares in the Offering.

As of March 31, 2016, we had raised gross offering proceeds from the Offering of $1.2 billion. The table below summarizes the direct selling costs paid to and incurred by certain of our affiliates on our behalf in connection with the issuance and distribution of our registered securities and the offering proceeds net of those direct selling costs:

(in thousands)	For the Period from Inception (August 28, 2012) to March 31, 2016
Sales commissions (1)	$68,194
Dealer manager fees (1)	28,849
Offering costs	23,100

Total direct selling costs paid from offering proceeds (2)	$120,143

Offering proceeds, net of direct selling costs	$1,113,257

(1)	The sales commissions and dealer manager fees are payable to the Dealer Manager, and a substantial portion of the commissions and fees are reallowed by the Dealer Manager to participating broker dealers as commissions and marketing fees and expenses.
(2)	This amount excludes the distribution fees paid to the Dealer Manager, all or a portion of which are reallowed by the Dealer Manager to participating broker dealers or broker dealers servicing accounts of investors who own Class T shares, referred to as servicing broker dealers. The distribution fees are not paid from and do not reduce offering proceeds, but rather they reduce the distributions payable to stockholders with respect to Class T shares.

As of March 31, 2016, we owned and managed, either directly or through our 20.0% ownership interest in a joint venture partnership, 188 industrial buildings totaling approximately 26.3 million square feet for an aggregate total purchase price of approximately $2.0 billion, exclusive of transfer taxes, due diligence expenses, and other closing costs. We funded these acquisitions using proceeds from the Offering and debt financing.

As of March 31, 2016, we had paid $16.6 million in acquisition-related expenses to non-related parties. Refer to “Note 10 to the Condensed Consolidated Financial Statements” for a description of the fees paid to the Advisor and its affiliates.

We used $36,000 of net proceeds from primary shares sold in the Offering to fund distributions for the initial quarter for which we declared distributions and for the fourth quarter of 2013. The initial quarter commenced on September 6, 2013, which was the date that we met the minimum offering requirements in connection with the Offering, and ended on September 30, 2013.

Share Redemption Program

Subject to certain restrictions and limitations, a stockholder may redeem shares of our common stock for cash at a price that may reflect a discount from the purchase price paid for the shares of common stock being redeemed. Shares of common stock must be held for a minimum of one year, subject to certain exceptions. We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any consecutive 12-month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. We also intend to limit redemptions in accordance with a quarterly cap.

After a stockholder has held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for a stockholder to have its shares of common stock redeemed, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price of the shares of our common stock being redeemed and the amount of the discount (the “Holding Period Discount”) will vary based upon the length of time that our stockholders have held their shares of our common stock subject to redemption, as described in the following table:

Share Purchase Anniversary	Redemption Price as a Percentage of the Purchase Price
Less than one year	No redemption allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

As described below, our board of directors, in its sole discretion, may determine at any time to modify the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. In the event that a stockholder seeks to redeem all of its shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If a stockholder has made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined in the share redemption program) will apply in the event of the death of a stockholder and such shares will be redeemed at a price equal to 100% of the price paid by the deceased stockholder for the shares without regard to the date of purchase of the shares to be redeemed; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described in the share redemption program. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined in the share redemption program) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder’s disability, as further described in the share redemption program. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed at the discounted amount listed in the above table for a stockholder who has held its shares for one year. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the above table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering. If we are engaged in a public offering and the redemption price calculated in accordance with the share redemption program would result in a price that is higher than the then-current public offering price of such class of common stock, then the redemption price will be reduced and will be equal to the then-current public offering price of such class of common stock.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the “Quarterly Redemption Cap” which will equal the lesser of: (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is 12 months prior to the end of the current quarter and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, less the number of shares redeemed in the most recently completed quarter in excess of such quarter’s applicable redemption cap due to qualifying death or disability requests of a stockholder or stockholders during such quarter, which amount may be less than the Aggregate Redemption Cap described below. In addition, our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period (referred to herein as the “Aggregate Redemption Cap” and together with the Quarterly Redemption Cap, the “Redemption Caps”) unless permitted to do so by applicable regulatory authorities. Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments, or redemptions of OP Units. Our board of directors has no obligation to use other sources to redeem shares of our common stock under any circumstances. Our board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but may only do so in reliance on an applicable no-action letter issued or other guidance provided by the SEC staff that would not object to such an increase. There can be no assurance that our board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that our board of directors will be able to obtain, if necessary, a no-action letter from the SEC staff. In any event, the number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable quarter.

Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be redeemed for each class of shares by applying the Quarterly Redemption Cap on a per class basis; provided that any such change in the application of the Quarterly Redemption Cap from a general basis to a per class basis would not jeopardize our ability to qualify as a REIT for federal income tax purposes. In order for our board of directors to change the application of the Quarterly Redemption Cap from a general basis to a per class basis, we will notify stockholders through a prospectus supplement and/or a special or periodic report filed with the SEC, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new application will apply.

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. In addition, our board of directors, in its sole discretion, may determine at any time to modify the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then current net asset value per share. If our board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days’ prior written notice, which we will provide by filing a Current Report on Form 8-K with the SEC. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under the federal securities laws. Therefore, you may not have the opportunity to make a redemption request prior to any potential suspension, amendment or termination of our share redemption program.

Based on the estimated NAV per share of our common stock determined by our board of directors on August 13, 2015, we have repurchased shares of our common stock at prices that are higher than the estimated NAV per share and, accordingly, these repurchases have been dilutive to our remaining stockholders. The above description of the share redemption program is a summary of certain of the terms of the share redemption program. Please see the full text of the share redemption program, which is incorporated by reference as Exhibit 4.2 to this Quarterly Report on Form 10-Q, for all the terms and conditions.

For the three months ended March 31, 2016 and 2015, we received eligible redemption requests related to 59,192 and 303 shares of our common stock, respectively, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $570,000, or an average price of $9.63 per share, and approximately $2,800, or an average price of $9.25 per share, respectively.

The table below summarizes the redemption activity for the three months ended March 31, 2016:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Redeemed as Part of Publicly Announced Plans or Programs	Shares That May Yet Be Redeemed Under the Plans or Programs (1)
January 31, 2016	-	$-	-	-
February 29, 2016	-	-	-	-
March 31, 2016	59,192	9.63	59,192	-

Total	59,192	$9.63	59,192	-

(1)	We limit the number of shares that may be redeemed quarterly under the program as described above.

ITEM 6.    EXHIBITS

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDUSTRIAL PROPERTY TRUST INC.

May 11, 2016	By:	/s/ DWIGHT L. MERRIMAN III
Dwight L. Merriman III Chief Executive Officer (Principal Executive Officer)

May 11, 2016	By:	/s/ THOMAS G. MCGONAGLE
Thomas G. McGonagle Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

3.1	Articles of Amendment and Restatement of Industrial Property Trust Inc., dated July 16, 2013. Incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 17, 2013.

3.2	Articles Supplementary of Industrial Property Trust Inc., dated August 8, 2013. Incorporated by reference to Exhibit 3.3 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on August 14, 2013.

3.3	Articles of Amendment of Industrial Property Trust Inc., dated August 27, 2013. Incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

3.4	Certificate of Correction to Articles of Amendment and Restatement of Industrial Property Trust Inc., dated March 20, 2014. Incorporated by reference to Exhibit 3.4 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 16, 2014.

3.5	Articles Supplementary of Industrial Property Trust Inc., dated August 13, 2015. Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

3.6	Articles of Amendment of Industrial Property Trust Inc., dated August 13, 2015. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

3.7	Third Amended and Restated Bylaws of Industrial Property Trust Inc. Incorporated by reference to Exhibit 3.5 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 16, 2014.

4.1	Second Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Appendix E to the prospectus included in Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on August 14, 2015.

4.2	Amended and Restated Share Redemption Program, effective as of September 15, 2015. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

10.1	Amended and Restated Escrow Agreement, dated as of August 13, 2013, by and among Dividend Capital Securities LLC, Industrial Property Trust Inc. and UMB Bank, N.A. Incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on August 14, 2013.

10.2	Management Agreement, dated as of July 16, 2013, by and between Industrial Property Operating Partnership LP and Dividend Capital Property Management LLC. Incorporated by reference to Exhibit 10.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 17, 2013.

10.3	Industrial Property Trust Inc. Equity Incentive Plan, dated as of July 16, 2013. Incorporated by reference to Exhibit 10.4 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 17, 2013.

EXHIBIT NUMBER	DESCRIPTION

10.4	Form of Indemnification Agreement entered into between Industrial Property Trust Inc. and each of the following persons as of July 16, 2013: Evan H. Zucker, Dwight L. Merriman III, Thomas G. McGonagle, Joshua J. Widoff, Marshall M. Burton, Charles B. Duke and Stanley A. Moore. Incorporated by reference to Exhibit 10.6 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 17, 2013.

10.5	Purchase and Sale Agreement dated August 5, 2013, by and between West Valley Distribution Associates-I, LP and IIT Acquisitions LLC. Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

10.6	First Amendment to Purchase and Sale Agreement dated September 4, 2013, by and between West Valley Distribution Associates-I, LP and IIT Acquisitions LLC. Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

10.7	Reinstatement and Second Amendment to Purchase and Sale Agreement dated September 19, 2013, by and between West Valley Distribution Associates-I, LP and IIT Acquisitions LLC. Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

10.8	Third Amendment to Purchase and Sale Agreement dated November 22, 2013, by and among IIT Acquisitions LLC and IPT West Valley DC LLC. Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

10.9	Assignment and Assumption Agreement dated December 18, 2013, by and between West Valley Distribution Associates-I, LP and IIT Acquisitions LLC. Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014.

10.10	Credit Agreement, dated as of January 13, 2014, among Industrial Property Operating Partnership LP, a Delaware limited partnership, as the Borrower; the lenders from time to time who are parties thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC, as Co-Bookrunner and Co-Lead Arranger; and Wells Fargo Securities, LLC, as Co-Bookrunner and Co-Lead Arranger. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 16, 2014.

10.11	Selected Dealer Agreement, dated as of January 21, 2014, by and between Industrial Property Trust Inc., Industrial Property Advisors LLC, Dividend Capital Securities LLC, Industrial Property Advisors Group LLC, and Ameriprise Financial Services, Inc. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 23, 2014.

10.12	Amendment to Selected Dealer Agreement, dated as of January 21, 2014, by and between Industrial Property Trust Inc., Industrial Property Advisors LLC, Dividend Capital Securities LLC, Industrial Property Advisors Group LLC, and Ameriprise Financial Services, Inc. Incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 16, 2014.

10.13	Purchase and Sale Agreement, dated February 10, 2014, by and between Paula Begoun Investments, LLC, and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on March 13, 2014.

EXHIBIT NUMBER	DESCRIPTION

10.14	Amended and Restated Credit Agreement, dated as of February 14, 2014, among Industrial Property Operating Partnership LP; the lenders party hereto; JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC, as Co-Lead Arranger and Joint Bookrunner; and Wells Fargo Securities, LLC, as Co-Lead Arranger and Joint Bookrunner; Keybank National Association, as Co-Documentation Agent; and Regions Bank, as Co-Documentation Agent. Incorporated by reference to Exhibit 10.18 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on March 13, 2014.

10.15	Purchase and Sale Agreement, dated as of February 18, 2014, by and between CPDC III, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.19 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on March 13, 2014.

10.16	Purchase and Sale Agreement and Joint Escrow Instructions, dated as of April 8, 2014, by and between IPT Acquisitions LLC and ProLogis-A4 FL I LLC. Incorporated by reference to Exhibit 10.21 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 16, 2014.

10.17	Purchase and Sale Agreement, dated May 13, 2014, between TPRF III/Rialto Industrial LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.21 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 16, 2014.

10.18	Purchase and Sale Agreement and Joint Escrow Instructions, dated May 19, 2014, by and between IPT Acquisitions LLC and Palmtree Acquisition Corporation. Incorporated by reference to Exhibit 10.22 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 16, 2014.

10.19	Purchase and Sale Agreement, dated June 6, 2014, by and between Kylie Capital LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.23 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 16, 2014.

10.20	Purchase and Sale Agreement, dated July 29, 2014, by and between Baird Investment Company, Frederick C. Mansfield, Trustee of the Sylvia Baldwin Mansfield Trust dated November 21, 1975, as amended and restated, and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.24 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on October 16, 2014.

10.21	Purchase and Sale Agreement, dated August 5, 2014, by and between IPT Acquisitions LLC and Avera Development, LLC. Incorporated by reference to Exhibit 10.25 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on October 16, 2014.

10.22	Agreement of Sale, dated September 5, 2014, by and between IPT O’Hare DC LLC and IAC 1000 County Line L.L.C. Incorporated by reference to Exhibit 10.26 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on October 16, 2014.

10.23	Purchase and Sale Agreement, dated September 5, 2014, by and between CRP-3 BWIC I, LLC, CRP-3 BWIC II, LLC, and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.27 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on October 16, 2014.

EXHIBIT NUMBER	DESCRIPTION

10.24	Purchase and Sale Agreement, dated September 16, 2014, by and between Elgin Realty Company, LLP and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.28 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on October 16, 2014.

10.25	Contract for Sale and Purchase, dated October 15, 2014, by and between CostCo Way 8, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 16, 2014.

10.26	Agreement of Purchase and Sale, dated October 31, 2014, by and between CRP Oakmont Flower Mound, L.L.C., CRP Oakmont Grand Prairie, L.L.C., and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.30 to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on January 16, 2015.

10.27	Purchase and Sale Agreement, dated November 19, 2014, by and between Totowa Property Associates, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.31 to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on January 16, 2015.

10.28	Second Amended and Restated Credit Agreement, dated as of November 21, 2014, among Industrial Property Operating Partnership LP, a Delaware limited partnership, as the Borrower; the lenders from time to time who are parties thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC, as Joint Bookrunner and Co-Lead Arranger; Wells Fargo Securities, LLC as Joint Bookrunner and Co-Lead Arranger; Keybank National Association, as Co-Documentation Agent; and Regions Bank, as Co-Documentation Agent. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 25, 2014.

10.29	Real Estate Contract, dated December 4, 2014, by and between Carson Bayport I LP and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.33 to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on January 16, 2015.

10.30	Purchase and Sale Agreement, dated December 8, 2014, by and between Holman Distribution Center of Oregon, Inc., Hawthorne Investment Company, Clark Family LLC, Clark Properties North Wing LLC and Clark Properties South Wing LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.34 to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on January 16, 2015.

10.31	Sale, Purchase and Escrow Agreement, dated December 9, 2014, among Peachtree North Business Park, LLC, IPT Acquisitions LLC and Calloway Title and Escrow, LLC. Incorporated by reference to Exhibit 10.35 to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on January 16, 2015.

10.32	First Amendment to Second Amended and Restated Credit Agreement, dated as of December 19, 2014, among Industrial Property Operating Partnership LP, as the Borrower; the lenders from time to time who are parties thereto; JPMorgan Chase Bank, N.A., as Administrative Agent and as a lender; Wells Fargo Bank, National Association, as Syndication Agent and as a lender; J.P. Morgan Securities LLC, as Joint Bookrunner and Co-Lead Arranger; Wells Fargo Securities, LLC as Joint Bookrunner and Co-Lead Arranger; KeyBank National Association, as Co-Documentation Agent and as a lender; Regions Bank, as Co-Documentation Agent and as a lender; U.S. Bank National Association as a lender; Capital One, National Association as a lender; and Fifth Third Bank as a lender. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 23, 2014.

EXHIBIT NUMBER	DESCRIPTION

10.33	Amended and Restated Agreement of Limited Partnership of Build-To-Core Industrial Partnership I LP, dated as of February 12, 2015, by and among IPT BTC I GP LLC, IPT BTC I LP LLC, bcIMC International Real Estate (2004) Investment Corporation, and bcIMC (WCBAF) Realpool Global Investment Corporation. Incorporated by reference to Exhibit 10.37 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.34	Amended and Restated Agreement by and between IPT BTC I GP LLC and Industrial Property Advisors LLC, effective as of February 12, 2015. Incorporated by reference to Exhibit 10.38 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.35	Private Placement Equity Incentive Plan, dated February 26, 2015. Incorporated by reference to Exhibit 10.39 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.36	Form of Restricted Stock Agreement for Private Placement Equity Incentive Plan. Incorporated by reference to Exhibit 10.40 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.37	Form of Director Stock Grant Agreement for Equity Incentive Plan. Incorporated by reference to Exhibit 10.41 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.38	Form of Restricted Stock Grant Agreement for Consultants for Equity Incentive Plan. Incorporated by reference to Exhibit 10.42 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.39	Second Amendment to Second Amended and Restated Credit Agreement, dated as of April 16, 2015, among Industrial Property Operating Partnership LP, as the Borrower; the lenders from time to time who are parties thereto; JPMorgan Chase Bank, N.A., as Administrative Agent and as a lender; Wells Fargo Bank, National Association, as Syndication Agent and as a lender; J.P. Morgan Securities LLC, as Joint Bookrunner and Co-Lead Arranger; Wells Fargo Securities, LLC as Joint Bookrunner and Co-Lead Arranger; KeyBank National Association, as Co-Documentation Agent and as a lender; Regions Bank, as Co-Documentation Agent and as a lender; U.S. Bank National Association as a lender; Capital One, National Association as a lender; and Fifth Third Bank as a lender. Incorporated by reference to Exhibit 10.43 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

10.40	Credit Agreement, dated as of June 5, 2015, by and among BTC Intermediate Holdco LP, Build-To-Core Industrial Partnership I LP, each of the subsidiary guarantors party thereto from time to time, Regions Bank, the other lenders party thereto and other lenders that may become parties thereto, U.S. Bank National Association and Regions Capital Markets and U.S. Bank National Association. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 9, 2015.

10.41	Amendment to the Second Amended and Restated Expense Support and Conditional Reimbursement Agreement, effective as of June 30, 2015, by and among Industrial Property Trust Inc., Industrial Property Operating Partnership LP and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.45 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 17, 2015.

EXHIBIT NUMBER	DESCRIPTION

10.42	Third Amended and Restated Advisory Agreement, dated as of August 14, 2015, among Industrial Property Trust Inc., Industrial Property Operating Partnership LP and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

10.43	Second Amended and Restated Limited Partnership Agreement of Industrial Property Operating Partnership LP, dated as of August 14, 2015, among Industrial Property Trust, Inc., as general partner, and the Limited Partners thereto. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

10.44	Third Amended and Restated Waiver and Expense Support Agreement, effective as of August 14, 2015, by and among Industrial Property Trust Inc., Industrial Property Operating Partnership LP and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on August 14, 2015.

10.45	Amendment No. 2 to the Selected Dealer Agreement, dated as of August 28, 2015, by and between Industrial Property Trust Inc., Industrial Property Advisors LLC, Dividend Capital Securities LLC and Ameriprise Financial Services. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 2, 2015.

10.46	Form of Indemnification Agreement entered into between Industrial Property Trust Inc. and John S. Hagestad as of September 2, 2015. Incorporated by reference to Exhibit 10.6 to Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on July 17, 2013.

10.47	Loan Agreement, dated as of September 25, 2015, by and among IPT Bayport DC LP, IPT Centreport DC LP, IPT Century DC LP, IPT Livermore DC LP, IPT Rialto DC LP, IPT O’Hare DC LLC and IPT Windham IC LLC, as Borrower, and Teachers Insurance and Annuity Association of America, as Lender. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 29, 2015.

10.48	Purchase and Sale Agreements dated November 24, 2015, by and between LBA/MET Partners I-Company II, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.49	Purchase and Sale Agreements dated November 24, 2015, by and between LBA/MET Partners I-Company III, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.50	Purchase and Sale Agreements dated November 24, 2015, by and between LBA/MET Partners I-Company V, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.51	Purchase and Sale Agreements dated November 24, 2015, by and between LBA/MET Partners I-Company IX, LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.52	Amendment No. 1 to Amended and Restated Agreement dated as of November 25, 2015 by and between IPT BTC I GP LLC and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.53	Purchase and Sale Agreement, dated November 27, 2015, by and between AP Zephyr Street LLC, AP Commerce Parkway LLC, AP Polk Lane LLC, AP Quality Drive LLC, AP Quest Way LLC, AP MIAC Cove LLC, AP Pleasant Hill LLC and IPT Acquisitions LLC. Incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

EXHIBIT NUMBER	DESCRIPTION

10.54	Third Amended and Restated Credit Agreement, dated as of December 8, 2015, among Industrial Property Operating Partnership LP, a Delaware limited partnership, as the Borrower; the lenders from time to time who are parties thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC, as Joint Lead Arranger and Joint Bookrunner; Wells Fargo Securities, LLC, as Joint Lead Arranger and Joint Bookrunner; Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arranger; Bank of America, N.A., as Co-Documentation Agent; U.S. Bank National Association, as Joint Lead Arranger and Co-Documentation Agent; and Regions Bank, as Co-Documentation Agent. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 9, 2015.

10.55	Interest Purchase Agreement, dated December 28, 2015, by and between bcIMC (USA) Realty Div 2A LLC and IPT BTC I LP LLC. Incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K filed with the SEC on March 10, 2016.

10.56	Second Amended and Restated Agreement of Limited Partnership of Build-To-Core Industrial Partnership I LP, dated as of January 28, 2016, by and among IPT BTC I GP LLC, IPT BTC I LP LLC, bcIMC International Real Estate (2004) Investment Corporation, bcIMC (WCBAF) Realpool Global Investment Corporation, and bcIMC (USA) Realty Div A2 LLC. Incorporated by reference to Exhibit 10.60 to Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (File No. 333-184126) filed with the SEC on April 8, 2016.

10.57	Amendment No. 2 to Amended and Restated Agreement, dated as of January 28, 2016, by and between IPT BTC I GP LLC and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 3, 2016.

10.58	First Amendment to the Third Amended and Restated Advisory Agreement, dated as of February 17, 2016, by and among Industrial Property Trust Inc., Industrial Property Operating Partnership LP and Industrial Property Advisors LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 23, 2016.

10.59*	Amendment No. 3 to the Selected Dealer Agreement, dated as of April 11, 2016, by and between Industrial Property Trust Inc., Industrial Property Advisors LLC, Dividend Capital Securities LLC and Ameriprise Financial Services.

10.60*	Purchase and Sale Agreement, dated April 21, 2016, by and among IPT Acquisitions LLC, AP Redlands LLC, AP Barrett Lakes 2700 LLC, AP Barrett Lakes 2750 LLC, AP Barrett Lakes 2850 LLC, AP Taylor Road LLC, AP Omega Parkway LLC, and AP Jamesburg Drive LLC.

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following materials from Industrial Property Trust Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 11, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statements of Comprehensive Loss, (iv) Condensed Consolidated Statements of Equity, (v) Condensed Consolidated Statements of Cash Flows, and (vi) Notes to Condensed Consolidated Financial Statements

*	Filed herewith.
**	Furnished herewith.